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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant's name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F    ☒                          Form 40-F    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes    ☐                                         No    ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations for the three months ended March 31, 2019 and 2018

i

FINANCIAL INFORMATION

Management's discussion and analysis

In this report, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. You should read the following discussion and analysis of the results of operations of the Company and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our consolidated financial statements for the year ended December 31, 2018 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), using the euro as our reporting currency. At March 31, 2019, there were no IFRS or International Financial Reporting Interpretation Committee ("IFRIC") interpretations as endorsed by the European Union relevant for interim reporting that differed from IFRS as issued by the IASB.

The term "North America Segment" refers to our North America operating segment, the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to our Asia-Pacific operating segment, and the term "Latin America Segment" refers to our Latin America operating segment. The term "Corporate" includes certain headquarters' overhead charges, including accounting and finance, centrally managed production, asset management, quality management, procurement and research and development. The abbreviation "M" is used to denote the presentation of amounts in millions. The term "Constant Currency" or at "Constant Exchange Rates" means that we have translated local currency revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items for the current reporting period into euro using the prior year exchange rates to provide a comparable analysis without effect from exchange rate fluctuations on translation, as described below under "Financial condition and results of operations—II. Discussion of measures—Non—IFRS measures—Constant currency information."

Forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this report, the words "outlook," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially, positively or negatively, relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties' studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors, including associated costs, could cause actual results to differ from our projected results and include, among others, the following:

•
changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the United States ("U.S.") Medicare reimbursement system for dialysis and other health care services, including potentially significant changes that could be enacted due to the announced intention of the Trump administration to continue its efforts to repeal and replace the Patient Protection and Affordable Care Act;

•
the outcome of government and internal investigations as well as litigation;

•
risks relating to compliance with current and future government regulations applicable to our business including, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and

  Clinical Health Act, the Foreign Corrupt Practices Act, the Food, Drug and Cosmetic Act, and outside the U.S., the EU Medical Device Directive, the EU General Data Protection Regulation, the two invoice policy and the Tendering and Bidding Law in China and other related local legislation as well as other comparable regulatory regimes in many of the countries where we supply health care services and/or products;

•
possible future disruptions in federal government agencies' operations and funding that could negatively impact regulatory approvals for our pharmaceutical products, medical devices and regulatory guidance;

•
the influence of commercial insurers and integrated care organizations, including efforts by these organizations to manage costs by limiting healthcare benefits, reducing provider reimbursement and/or restricting options for patient funding of health insurance premiums;

•
the impact of health care, tax and trade law reforms and regulation, including those proposed and enacted by the Trump administration in the U.S.;

•
product liability risks;

•
risks relating to our ability to continue to make acquisitions;

•
risks relating to our ability to attract and retain skilled employees, including shortages of skilled clinical personnel;

•
the impact of currency fluctuations;

•
potential impairment loss on assets in the Latin America Segment due to decreases in the recoverable amount of those assets relative to their book value;

•
our ability to protect our information technology systems against cyber security attacks or prevent other data privacy or security breaches;

•
changes in our costs of purchasing and utilization patterns for pharmaceuticals;

•
introduction of generic or new pharmaceuticals that compete with our products or services or the development of pharmaceuticals that greatly reduce the progression of chronic kidney disease;

•
launch of new technology, or advances in medical therapies, that compete with our medical businesses;

•
changes in raw material and energy costs or the inability to procure raw materials;

•
collectability of our receivables, which depends primarily on the efficacy of our billing practices and the financial stability and liquidity of our governmental and commercial payors;

•
our ability to achieve cost savings in various health care risk management programs in which we participate or intend to participate; and

•
the greater size, market power, experience and product offerings of certain competitors in certain geographic regions and business lines.

Important factors that could contribute to such differences are noted in "Financial condition and results of operations—I. Overview" below, in note 12 of the notes to consolidated financial statements (unaudited) included in this report, in note 22 of the notes to consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2018, as well as under "Risk Factors," "Business overview," "Operating and financial review and prospects," and elsewhere in that report.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies as well as the sensitivities of reported results to changes in accounting policies, assumptions and estimates are factors to be considered along with our financial statements and the discussion under "Results of operations, financial position and net assets" below.

IFRS 16, Leases ("IFRS 16") replaces the straight-line operating lease expense for former leases under IAS 17, Leases ("IAS 17") with a depreciation charge for the lease asset and an interest expense on the lease liability as well as the classification of certain IAS 17 leases ("IFRS 16 Implementation"). As a result of the implementation of IFRS 16, we have updated our accounting policies accordingly. Please refer to note 1 of the notes to consolidated financial statements (unaudited) included in this report for further details on the updated policies. Excluding the policy update for IFRS 16, there have been no significant changes during the three months ended March 31, 2019 to the items disclosed within the critical accounting policies and estimates in notes 1 and 2 to the consolidated financial statements in our annual report on Form 20-F for the year ended December 31, 2018 in accordance with IFRS as issued by the IASB.

Rounding adjustments applied to individual numbers and percentages shown in this and other reports may result in these figures differing immaterially from their absolute values.

Financial condition and results of operations

I.     Overview

We are the world's largest kidney dialysis company, based on publicly reported sales and number of patients treated. We provide dialysis care and related services to persons who suffer from end stage renal disease ("ESRD") as well as other health care services. We develop and manufacture a wide variety of health care products, which includes both dialysis and non-dialysis products. Our dialysis products include dialysis machines, water treatment systems and disposable products while our non-dialysis products include acute cardiopulmonary and apheresis products. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Our dialysis business is therefore vertically integrated. We describe certain other health care services that we provide in our North America Segment and our Asia-Pacific Segment as "Care Coordination." Care Coordination currently includes, but is not limited to, coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services, health plan services, urgent care services and ambulant treatment services. Until June 28, 2018, Care Coordination also included the coordinated delivery of emergency, intensivist and hospitalist physician services as well as transitional care which we refer to as "hospital related physician services" (see note 2 (b) of the notes to the consolidated financial statements (unaudited) included in this report). All of these Care Coordination services together with dialysis care and related services represent our health care services. We estimated the volume of the global dialysis market was approximately €71 billion in 2018. Due to the complexity and evolving nature of Care Coordination services, we are currently unable to estimate the global volume of this market. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, new pharmaceuticals and product technologies, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. We are also engaged in different areas of health care research.

As a global company delivering health care services and products, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators and legislators in many different economic environments and health care systems. In general, government-funded programs (in some countries in coordination with private insurers) pay for certain health care items and services provided to their citizens. Not all health care systems provide for dialysis treatment. Therefore, the reimbursement systems and ancillary services utilization environment in various countries significantly influence our business.

Premium assistance programs

On August 18, 2016, the Centers for Medicare and Medicaid Services ("CMS") issued a request for information ("RFI") seeking public comment about providers' alleged steering of patients inappropriately to individual plans offered on the Patient Protection and Affordable Care Act individual health insurance market. Fresenius Medical Care Holdings, Inc. ("FMCH") and other dialysis providers, commercial insurers and other industry participants responded to the RFI, and in that response, we reported that we do not engage in such steering. On December 14, 2016, CMS published an Interim Final Rule ("IFR") titled "Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party

Payment" that would amend the Conditions for Coverage for dialysis providers, like FMCH. The IFR would have effectively enabled insurers to reject premium payments made by patients who received grants for individual market coverage from the American Kidney Fund ("AKF") and, therefore, could have resulted in those patients losing their individual market health insurance coverage. The loss of individual market coverage for these patients would have had a material and adverse impact on our operating results. On January 25, 2017, a federal district court in Texas, responsible for litigation initiated by a patient advocacy group and dialysis providers including FMCH, preliminarily enjoined CMS from implementing the IFR (Dialysis Patient Citizens v. Burwell (E.D. Texas, Sherman Div.)). The preliminary injunction was based on CMS' failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute. On June 22, 2017, CMS requested a stay of proceedings in the litigation pending further rulemaking concerning the IFR. CMS stated, in support of its request that it expects to publish a Notice of Proposed Rulemaking in the Federal Register and otherwise pursue a notice-and-comment process in the fall of 2017 which they ultimately did not publish. Plaintiffs in the litigation, including FMCH, consented to the stay, which was granted by the court.

Separately, the United States Department of Health and Human Services ("HHS") announced in its fall 2018 semi-annual review of agency actions, or "unified agenda," that it was considering the publication of a new proposed rule, ostensibly consistent with the Court's order on the IFR, that would establish requirements for third parties that provide financial assistance to patients for premiums to enroll in coverage provided by an individual market plan (RIN 0938-AT11). The unified agenda identified "11/00/18" as a target publication date for the proposed rule, but no proposed rule has been published for comment.

The operation of charitable assistance programs like that of the AKF is also receiving increased attention by state insurance regulators and legislators. The result may be a regulatory framework that differs from state to state. Even in the absence of the IFR or similar administrative actions, insurers are likely to continue efforts to thwart charitable premium assistance to our patients for individual market plans and other insurance coverages. If successful, these efforts would have a material adverse impact on our operating results.

On January 3, 2017, FMCH received a subpoena from the United States Attorney for the District of Massachusetts inquiring into its interactions and relationships with AKF, including its charitable contributions to the Fund and the Fund's financial assistance to patients for insurance premiums. FMCH is cooperating with the investigation.

For further information on these and other legal proceedings, please see note 12 of the notes to consolidated financial statements (unaudited) found elsewhere in this report.

U.S. ballot initiatives and other legislation

Further federal or state legislation or regulations may be enacted in the future through legislative and public referendum processes that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries and/or mandate new or alternative operating models and payment models that could present more risk to our healthcare service operations. Ballot initiatives that are successfully introduced at the state level in the United States require the vote of state citizens to directly adopt or reject proposed new legislation. These ballot initiatives require a material expenditure of resources by us to participate in public discourse regarding the proposed new legislation underlying the initiatives, which if passed, could further regulate multiple aspects of our operations including, for instance, clinic staffing requirements, state inspection requirements and profit margins on commercial business. Efforts to enact new state laws regarding our operations are continuing. State regulation at this level would introduce an unprecedented level of oversight and additional expense at the clinic level which could have a material adverse effect on our business in the impacted states. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state healthcare programs. Such new legislation or regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations.

Significant U.S. reimbursement developments

The majority of health care services we provide are paid for by governmental institutions. For the three months ended March 31, 2019, approximately 34% of our consolidated revenue is attributable to U.S.

federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by CMS. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide. To date, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD prospective payment system ("ESRD PPS") in January 2011, (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as "U.S. Sequestration," (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to the American Taxpayer Relief Act of 2012 ("ATRA") as subsequently modified under the Protecting Access to Medicare Act of 2014 ("PAMA") and (iv) CMS' 2017 final rule on the Physician Fee Schedule, which partially corrected reimbursement for certain procedures that were materially undervalued in 2016. Please see the detailed discussions on these and further legislative developments below:

•
Under the Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA"), for patients with Medicare coverage, all ESRD payments for dialysis treatments are made under a single bundled payment rate which provides a fixed payment rate, the ESRD PPS, to encompass substantially all goods and services provided during the dialysis treatment. MIPPA further created the ESRD quality incentive program ("QIP") which provides that dialysis facilities that fail to achieve quality standards established by CMS could have payments reduced, determined on an annual basis, by up to 2%.

•
MIPPA also includes a provision for an annual adjustment to the ESRD PPS base rate based on changes in the costs of a "market basket" of certain healthcare items and services, less a productivity adjustment.

•
Additionally, as a result of the Budget Control Act of 2011 ("BCA") and subsequent activity in Congress, U.S. Sequestration ($1.2 trillion in across-the-board spending cuts in discretionary programs) took effect on March 1, 2013 and is expected to continue through mid-2024. In particular, a 2% reduction to Medicare payments took effect on April 1, 2013 and continues in force. Spending cuts pursuant to U.S. Sequestration have adversely affected and will continue to adversely affect our operating results.

•
In 2014, as mandated by ATRA, CMS issued a final rule for the ESRD PPS, which phased in payment reductions to account for changes in utilization of certain drugs and biologicals that are included in the ESRD PPS, which were subsequently modified by PAMA. These reductions reduced our market basket inflation adjustment by 1.25% in 2016 and 2017, and reduced our inflation adjustment by 1% in 2018.

•
On November 1, 2018, CMS issued the final rule and updated the ESRD PPS rate for 2019. We and other large dialysis organizations will experience a 1.6% increase in payments under this final rule. The base rate per treatment is $235.27 which represents a 1.2% increase from the 2018 base rate including the adjustment for the wage index budget-neutrality factor. The 2019 final rule reflects a market basket increase of 1.3% (2.1% market basket increase that is partially offset by a 0.8% multifactor productivity adjustment as mandated by the ACA) and application of the wage index budget-neutrality adjustment factor of 0.999506. The 2019 ESRD PPS rate contains an increase to the wage index floor of 0.1, for a 2019 wage index floor of 0.5000. CMS updated the acute kidney injury dialysis payment rate for calendar year ("CY") 2019 to $235.27, which is the same as the base rate finalized under the ESRD PPS for CY 2019. In the final rule, effective January 1, 2020, CMS also expanded the transitional drug add-on payment adjustment ("TDAPA") to all new renal dialysis drugs and biological products, not just those in new ESRD PPS functional categories. CMS changed the basis of payment for the TDAPA from pricing methodologies under section 1847A of the Act, which includes ASP+6, to ASP+0. CMS will continue to pay for Sensipar and Parsabiv™ for the remainder of the transition period based on the average sales price plus 6% (4.3% after giving effect to the U.S. sequestration).

•
The ESRD PPS final rule, released on November 1, 2018, also updated the ESRD QIP, for payment years 2021 and 2022, under which payments made to dialysis facilities are subject to reduction based on clinical measures. The final rule includes QIP alignments for the payment year 2021 to the CMS Meaningful Measures Initiatives. Specifically, for Payment Year 2021, the rule finalizes measure removal factors, removes four measures, and makes changes to the measure domain categories including establishment of Patient and Family Engagement/Care Coordination and the Clinical Care as individual domains. The rule also establishes new domain and measure weights. The rule delays reporting of QIP data for new facilities until four months after the CMS certification number becomes effective in an effort to provide facilities with more time to learn how to report the required data. The rule also finalizes proposed increases to the number of facilities selected for National Healthcare Safety Networks data validation study from 35 to 150 as well as making the Consolidated Renal Operations in a Web-Enabled Network data validation study into a permanent program requirement. For Payment Year 2022, the ruling finalizes the adoption of the Percentage of Prevalent Patients Waitlisted Measure within the proposed Care Coordination Measure Domain as well as a proposal to adopt the Medication Reconciliation for Patients Receiving Care at Dialysis Facilities Measure within the Safety Measure Domain.

•
On November 2, 2018, CMS issued the CY 2019 final rule for hospital outpatient and ambulatory surgery center payment systems. CMS did not finalize the proposal to designate certain other dialysis vascular access codes as office based procedures, which would have capped reimbursement for those codes at the Medicare physician fee schedule rate. For CY 2019, those dialysis vascular access codes will continue to be paid at the ASC rate. The final rule updating the ASC Fee Schedule for CY 2019 decreased the reimbursement rates for certain vascular access services. For the range of procedures provided in an ASC, these cuts represent an average decrease of 3.3% compared to the prior year. For the most common dialysis access related procedures, the average decrease was also 3.3% compared to the prior year. CMS also updated the Physician Fee Schedule for CY 2019. For the range of procedures provided in a physician office, the CY 2019 Physician Fee Schedule represents an average increase of 0.06% compared to the prior year and for the most common dialysis access related procedures, an increase of 0.3% compared to the prior year.

Presently, there is considerable uncertainty regarding possible future changes in health care regulation, including the regulation of reimbursement for dialysis services. See "Risk factors—We operate in a highly regulated industry such that the potential for legislative reform provides uncertainty and potential threats to our operating models and results" which is included in our Annual Report on Form 20-F for the year ended December 31, 2018.

In a final rule published on November 6, 2015, CMS provided for implementation of the PAMA oral-only provision. CMS clarified that once any non-oral ESRD-related drug in a category previously considered oral only is approved by the U.S. Food and Drug Administration ("FDA"), such category of drugs will cease to be considered oral only. However, for at least two years, CMS will pay for both oral and non-oral versions of the drug using a TDAPA. During this transition period, CMS will not pay outlier payments for these drugs, but the agency will collect data reflecting utilization of both the oral and injectable or intravenous forms of the drugs, as well as payment patterns, in order to help determine how to appropriately adjust the ESRD PPS payment rate as these drugs are included in the payment bundle. At the end of this transition period, CMS will incorporate payment for the oral and non-oral versions of the drug in the ESRD PPS payment rates, utilizing a public rulemaking process.

The introduction of Parsabiv™ will also result in changes in how some payors, other than Medicare, arrange for the provision of calcimimetics for their patients. While some patients will continue to receive calcimimetics from their pharmacies as a pharmacy benefit, other patients may receive calcimimetics from their dialysis providers, as a medical benefit. While we anticipate receiving additional reimbursement from payors when these drugs are provided by our clinics, this type of transition from an oral-only drug has not occurred previously and the reimbursement landscape for non-Medicare payors is still being developed.

Several generic calcimimetic products have been approved by the FDA. Fresenius Medical Care Holdings, Inc., "FMCH") has been able to purchase certain of these generic calcimemetic products at rates that are lower than the rate paid for the brand name calcimemetic, Sensipar. As a result, FMCH has been able to realize a savings in cost. Amgen, Inc. ("Amgen"), the manufacturer of Sensipar, has taken steps to prevent the continued sale of the generic products through settlement and legal action. If Amgen is successful in preventing the continued sale of generic calcimemetics, FMCH might not be able to purchase a lower priced alternative and continue to realize cost savings, which could have an adverse effect on our business, results of operations and financial condition.

If we are unable to secure and maintain appropriate reimbursement arrangements for calcimimetics when provided by our dialysis clinics, we could experience a material adverse effect on our business, results of operations and financial condition.

Participation in new Medicare payment arrangements

Under CMS' Comprehensive ESRD Care Model (the "Model"), dialysis providers and physicians can form entities known as ESRD Seamless Care Organizations, or "ESCOs," as part of a new payment and care delivery model that seeks to deliver better health outcomes for Medicare ESRD patients while lowering CMS' costs. Following our initial participation in six ESCOs, we are presently participating in the Model through 24 ESCOs formed at our dialysis facilities. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS' cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings, which is adjusted based on the ESCO's performance on certain quality metrics. ESCOs that include dialysis chains with more than 200 facilities are required to share in the risk of cost increases and to reimburse CMS a share of any such increases if actual costs rise above set thresholds. The number of patients participating in our ESCOs increased from approximately 46,000 as of January 1, 2019 to approximately 48,000 as of March 31, 2019.

In November 2017, we announced the results from the first performance year from our ESCOs. The results, which cover the period from October 2015 through December 2016, show improved health outcomes for patients receiving coordinated care through the ESCOs. This success was validated by an independent report, which showed a nearly 9% decrease in hospitalization rates for these patients during the same time. As a result, the Company's ESCOs together generated more than $43 M in gross savings, an average 5.47% reduction in expenditures per patient, with all six of its first-year ESCOs exceeding the shared savings benchmark. Final performance year settlement reports have not yet been provided by CMS to finalize ESCO performance results for 2017.

As of January 1, 2019, we no longer provide any Medicare Advantage ESRD Chronic Conditions Special Needs Plan ("MA-CSNP") products.

We have also entered into sub-capitation and other risk-based and value-based arrangements with certain payors to provide care to commercial and Medicare Advantage ESRD patients. Under these arrangements, a baseline per patient per month amount is established. If we provide complete care for less than the baseline, we retain the difference. If the cost of complete care exceeds the baseline, we may owe the payor the difference.

Company structure

Our operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how we manage our businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESRD and other extracorporeal therapies. Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate IFRS measures are revenue, operating income and operating income margin. We do not include income taxes as we believe this is outside the segments' control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarters' overhead charges, including accounting and finance, because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality and supply chain management as well as procurement related to production are centrally managed at Corporate. Global research and development is also centrally managed at Corporate. These corporate activities do not fulfill the definition of a segment according to IFRS 8. Products are transferred to the segments at cost; therefore, no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities (see note 14 of the notes to consolidated financial statements (unaudited) found elsewhere in this report). Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations.

II.    Discussion of measures

Non-IFRS measures

Certain of the following key performance indicators and other financial information as well as discussions and analyses set out in this report include measures that are not defined by IFRS ("Non-IFRS Measure"). We believe this information, along with comparable IFRS measurements, is useful to our investors as it provides a basis for assessing our performance, payment obligations related to performance-based compensation as well as our compliance with financial covenants. Non-IFRS financial measures should not be viewed or interpreted as a substitute for financial information presented in accordance with IFRS.

Delivered EBIT (Non-IFRS Measure)

As a result of the significance of noncontrolling interest holders in our operations, we believe a measure that is meaningful to investors is operating income less noncontrolling interests ("Delivered EBIT"). Delivered EBIT approximates the operating income attributable to the shareholders of FMC-AG & Co. KGaA. As such, we believe that operating income, or EBIT, is the closest comparable IFRS measure. Delivered EBIT is also benchmarked based on movement at constant exchange rates. See "Constant currency information" below.

Below is a table showing the reconciliation of operating income to Delivered EBIT on a consolidated basis and for our reporting segments:

Delivered EBIT reconciliation

in € M

	Three months ended March 31
	2019	2018
Total
Operating income (EBIT)	537	497
less noncontrolling interests	(57)	(51)

Delivered EBIT	480	446
North America
Operating income (EBIT)	372	362
less noncontrolling interests	(53)	(48)

Delivered EBIT	319	314
Dialysis
Operating income (EBIT)	332	349
less noncontrolling interests	(47)	(45)

Delivered EBIT	285	304
Care Coordination
Operating income (EBIT)	40	13
less noncontrolling interests	(6)	(3)

Delivered EBIT	34	10
EMEA
Operating income (EBIT)	138	109
less noncontrolling interests	(2)	(1)

Delivered EBIT	136	108
Asia-Pacific
Operating income (EBIT)	95	74
less noncontrolling interests	(2)	(2)

Delivered EBIT	93	72
Dialysis
Operating income (EBIT)	89	68
less noncontrolling interests	(2)	(2)

Delivered EBIT	87	66
Care Coordination
Operating income (EBIT)	6	6
less noncontrolling interests	—	0

Delivered EBIT	6	6
Latin America
Operating income (EBIT)	11	14
less noncontrolling interests	0	0

Delivered EBIT	11	14

Net cash provided by (used in) operating activities in % of revenue

Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. In conjunction with our other primary financial statements, it provides information that helps us evaluate changes to our net assets and our financial structure (including liquidity and solvency). Net cash provided by (used in) operating activities is applied to assess whether a business can generate the cash required to make the necessary replacement and expansion of investments. This indicator is impacted by the profitability of our business and the development of working capital, mainly receivables. Net cash provided by (used in) operating activities in percent of revenue shows the percentage of our revenue that is available in terms of financial resources. It is an indicator of our operating financial strength.

Free cash flow in % of revenue (Non-IFRS Measure)

Free cash flow (net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) refers to the cash flow we have at our disposal. This indicator shows the percentage of revenue available for acquisitions and investments, dividends to shareholders, reducing debt financing or for repurchasing shares.

The following table shows the cash flow key performance indicators for the three months ended March 31, 2019 and 2018 and reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, respectively:

Cash flow measures

in € M, except where otherwise specified

	For the three months ended March 31,
	2019	2018
Revenue	4,133	3,976

Net cash provided by (used in) operating activities	76	(45)
Capital expenditures	(201)	(221)
Proceeds from sale of property, plant and equipment	2	3

Capital expenditures, net	(199)	(218)

Free cash flow	(123)	(263)
Net cash provided by (used in) operating activities in % of revenue	1.8%	(1.1)%
Free cash flow in % of revenue	(3.0)%	(6.6)%

Net leverage ratio (Non-IFRS Measure)

The Net Leverage Ratio is a key performance indicator used for internal management. To determine the Net Leverage Ratio, debt less cash and cash equivalents (net debt) is compared to EBITDA (earnings before interest, taxes, depreciation and amortization) (adjusted for acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in our Amended 2012 Credit Agreement and non-cash charges). The ratio is an indicator of the length of time the Company needs to service the net debt out of its own resources. We believe that the Net Leverage Ratio provides more reliable information about the extent to which we are able to meet our payment obligations rather than considering only the absolute amount of our debt. We have a strong market position in a growing, global and mainly non-cyclical market. Furthermore, most of our customers have a high credit rating as the dialysis industry is characterized by stable and sustained cash flows. We believe this enables us to work with a relatively large share of debt capital compared with companies in other industries. The following table shows the reconciliation of Net Leverage Ratio as of March 31, 2019 and December 31, 2018.

Reconciliation of net leverage ratio

in € M, except where otherwise specified

		Adjusted for IFRS 16
	March 31, 2019	March 31, 2019	December 31, 2018
Debt	13,232	8,633	7,546
Cash and cash equivalents	959	959	2,146

Net Debt	12,273	7,674	5,400
Operating Income(1)(2)(3)	2,898	2,244	2,215
Depreciation and amortization(1)(2)	937	770	716
Non-cash charges(2)	45	45	45

EBITDA(1)(2)(3)	3,880	3,059	2,976

Net leverage ratio(1)(3)	3.2	2.5	1.8

(1)
Including adjustments for acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement.

(2)
Last 12 months.

(3)
Excluding the loss related to divestitures of Care Coordination activities (see note 2 b) of the notes to the consolidated financial statements (unaudited) included in this report) and excluding NxStage related transaction costs.

Return on invested capital ("ROIC") (Non-IFRS Measure)

ROIC is the ratio of operating income, for the last twelve months, after tax ("net operating profit after tax" or "NOPAT") to the average invested capital of the last five quarter closing dates and expresses how efficiently we allocate the capital under our control or how well we employ our capital with regard to a specific investment project. The following table shows the reconciliation of average invested capital to total assets, which we believe to be the most directly comparable IFRS financial measure, and how ROIC is calculated:

Reconciliation of Average Invested Capital and ROIC

in € M, except where otherwise specified

2019	March 31, 2019(1)	December 31, 2018(2)	September 30, 2018(2)	June 30, 2018(2)	March 31, 2018(2)
Total assets	28,125	28,193	27,516	26,960	24,903
Plus: Cumulative goodwill amortization	419	413	407	405	385
Minus: Cash and cash equivalents	(959)	(2,187)	(1,795)	(1,698)	(838)
Minus: Loans to related parties	(81)	(80)	(112)	(117)	(109)
Minus: Deferred tax assets	(303)	(346)	(328)	(334)	(325)
Minus: Accounts payable	(708)	(658)	(628)	(576)	(511)
Minus: Accounts payable to related parties	(210)	(154)	(194)	(183)	(236)
Minus: Provisions and other current liabilities(3)	(2,748)	(2,771)	(2,791)	(2,732)	(2,447)
Minus: Income tax payable	(162)	(166)	(209)	(330)	(239)

Invested capital	23,373	22,244	21,866	21,395	20,583

Average invested capital as of March 31, 2019	21,892
Operating income(1)(2)(4)	2,965
Income tax expense(1)(2)(4)(5)	(798)

NOPAT(4)	2,167

ROIC in %	9.9%

2018	December 31, 2018	September 30, 2018(2)	June 30, 2018(2)	March 31, 2018(2)	December 31, 2017(2)
Total assets	26,242	25,587	25,045	23,091	22,930
Plus: Cumulative goodwill amortization	413	407	405	385	395
Minus: Cash and cash equivalents	(2,146)	(1,754)	(1,657)	(800)	(931)
Minus: Loans to related parties	(81)	(112)	(118)	(109)	(92)
Minus: Deferred tax assets	(345)	(328)	(334)	(325)	(315)
Minus: Accounts payable	(641)	(611)	(559)	(496)	(577)
Minus: Accounts payable to related parties	(154)	(194)	(183)	(236)	(147)
Minus: Provisions and other current liabilities(3)	(2,728)	(2,748)	(2,689)	(2,406)	(2,565)
Minus: Income tax payable	(165)	(209)	(330)	(239)	(194)

Invested capital	20,395	20,038	19,580	18,865	18,504

Average invested capital as of December 31, 2018	19,476
Operating income(2)	3,024
Income tax expense(2)(5)	(617)

NOPAT	2,407

ROIC in %	12.4%

(1)
Adjusted for the impact of the IFRS 16 implementation.

(2)
Including adjustments for acquisitions and divestitures made for the last twelve months with a purchase price above a € 50 M threshold as defined in the Amended 2012 Credit Agreement.

(3)
Including non-current provisions, non-current labor expenses and variable payments outstanding for acquisitions and excluding pension liabilities and noncontrolling interests subject to put provisions.

(4)
Last 12 months.

(5)
Adjusted for noncontrolling partnership interests.

EBITDA (Non-IFRS)

EBITDA is the basis for determining compliance with certain covenants contained in our Amended 2012 Credit Agreement and may also be relevant in other major financing arrangements. You should not consider EBITDA to be an alternative to net earnings determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements to fund debt service, capital expenditures and other commitments from time to time as described in more detail elsewhere in this report. A reconciliation of EBITDA to cash flow provided by (used in) operating activities, which we believe to be the most directly comparable IFRS financial measure, is calculated as follows:

Reconciliation of EBITDA to net cash provided by (used in) operating activities in € M

	For the three months ended March 31,
	2019	2018
Total EBITDA	899	672
Interest expense (net of interest income)	(108)	(83)
Income tax expense	(101)	(84)
Change in deferred taxes, net	54	(8)
Changes in operating assets and liabilities	(682)	(584)
Compensation expense related to share-based plans	1	19
(Gain) loss on sale of fixed assets, investments and divestitures	(9)	2
Other items, net	22	21

Net cash provided by (used in) operating activities	76	(45)

Constant currency information (Non-IFRS)

Some key performance indicators and other financial measures used in this report such as changes in revenue, operating income and net income attributable to shareholders of FMC-AG & Co. KGaA include the impact of translating local currencies to our reporting currency for financial reporting purposes. We calculate these Non-IFRS financial measures at constant exchange rates in our filings to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period calculated using the prior period exchange rates versus the prior period. This resulting percentage is a Non-IFRS Measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated terms "Constant Exchange Rates" or "Constant Currency."

We believe that the measures at Constant Currency (Non-IFRS Measure) are useful to investors, lenders and other creditors because such information enables them to gauge the impact of currency fluctuations on our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items from period to period. However, we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in Non-IFRS revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items and changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We present the growth rate derived from IFRS measures next to the growth rate derived from Non-IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Business metrics for Care Coordination

The measures for the North America Segment and the Asia-Pacific Segment discussed below include prior programs in which we participated and current and future programs that we will be participating in and will be reflected in the discussion of our business. Currently, in our North America Segment, sub-capitation, BPCI (until June 28, 2018—see note 2 of the notes to the consolidated financial statements (unaudited) included in this report), ESCO programs, MA-CSNPs (until December 31, 2018) and other shared savings programs are included within the Member Months and Medical Cost Under Management calculations below. In the future, other programs may be included in the metrics below. Note that due to the timing required by CMS to review the BPCI and ESCO program data that we provide, estimates have been used to report these metrics in a timely manner. The Asia-Pacific Segment Care Coordination metric currently used for discussion purposes is patient encounters. These metrics may be developed further in future periods. These metrics are neither IFRS measures nor non-IFRS measures, and are therefore not accompanied by or reconciled to IFRS measures.

Member months under medical cost management

In our North America Segment, member months under medical cost management is calculated by multiplying the number of members included in value-based reimbursement programs, such as Medicare Advantage plans or other value-based programs in the U.S., by the corresponding number of months these members participate in those programs ("Member Months"). In the aforementioned programs, we assume the risk of generating savings. The financial results are recorded in earnings as our performance is determined. The membership offerings within Care Coordination are sub-capitation arrangements, MA-CSNPs (until December 31, 2018), ESCO and BPCI (until June 28, 2018—see note 2 of the notes to the consolidated financial statements (unaudited) included in this report) programs as well as other shared savings programs. An increase in patient membership may indicate future earnings or losses as our performance is determined through these managed care programs.

Medical cost under management

In our North America Segment, medical cost under management represents the management of medical costs associated with our patient membership in value-based programs. For ESCO, BPCI (until June 28, 2018—see note 2 of the notes to the consolidated financial statements (unaudited) included in this report) and other shared savings programs, this is calculated by multiplying the Member Months in each program by the benchmark of expected medical costs per member per month. The sub-capitation and MA-CSNPs calculation multiplies the premium per member of the program per month by the number of Member Months associated with the plan, as noted above.

Care coordination patient encounters

Care Coordination patient encounters represents the total patient encounters and procedures conducted by certain of our Care Coordination activities and, we believe, is an indicator of the revenue generated. Care Coordination patient encounters in the North America Segment is the sum of all encounters and procedures completed during the period by Sound Inpatient Physicians, Inc. ("Sound") until June 28, 2018 (see note 2 of the notes to the consolidated financial statements (unaudited) included in this report), MedSpring Urgent Care Centers, Azura Vascular Care, and National Cardiovascular Partners, the trade name of Laurus Healthcare L.P., as well as patients in our Fresenius Medical Care Rx Bone Mineral Metabolism ("Rx BMM") program. Care Coordination patient encounters in the Asia-Pacific Segment is the sum of all encounters for the following services: ambulant treatment services in day care hospitals, comprehensive and specialized health check-ups, inpatient and outpatient services, vascular access and other chronic treatment services.

III.  Results of operations, financial position and net assets

The following sections summarize our results of operations, financial position and net assets as well as key performance indicators by reporting segment, as well as Corporate, for the periods indicated. We prepared the information using a management approach, consistent with the manner in which management internally disaggregates financial information to assist in making operating decisions and evaluating management performance.

Results of operations

Segment data (including Corporate)

in € M

	For the three months ended March 31,
	2019	2018
Total revenue
North America	2,887	2,774
EMEA	653	636
Asia-Pacific	428	392
Latin America	161	170
Corporate	4	4

Total	4,133	3,976

Operating income
North America	372	362
EMEA	138	109
Asia-Pacific	95	74
Latin America	11	14
Corporate	(79)	(62)

Total	537	497

Interest income	28	25
Interest expense	(136)	(108)
Income tax expense	(101)	(84)

Net Income	328	330
Net Income attributable to noncontrolling interests	(57)	(51)

Net Income attributable to shareholders of FMC-AG & Co. KGaA	271	279

Revenue and operating income generated in countries outside the eurozone are subject to currency fluctuations. The three months ended March 31, 2019 and 2018 were positively impacted by the development of the euro against the U.S. dollar. For the three-months ended March 31, 2019, approximately 70% of revenue and approximately 69% of operating income were generated in U.S. dollars.

Three months ended March 31, 2019 compared to three months ended March 31, 2018

Consolidated financials

Key indicators for the consolidated financial statements

in € M, except where otherwise specified

	For the three months ended March 31		Change in %
			As reported	Constant Currency(1)
	2019	2018
Revenue	4,133	3,976	4%	(1)%
Health care services	3,317	3,209	3%	(2)%
Health care products	816	767	6%	4%
Number of dialysis treatments	12,561,531	12,154,164	3%
Same market treatment growth in %	3.5%	2.3%
Gross profit as a % of revenue	30.6%	30.3%
Selling, general and administrative costs as a % of revenue	17.3%	17.1%
Operating income	537	497	8%	3%
Operating income margin in %	13.0%	12.5%
Delivered EBIT(2)	480	446	8%	3%
Net income attributable to shareholders of FMC-AG & Co. KGaA	271	279	(3)%	(6)%
Basic earnings per share	0.88	0.91	(3)%	(7)%

(1)
For further information on Constant Exchange Rates, see "—II. Discussion of Measures—Non—IFRS Measures—Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "—II. Discussion of Measures—Non—IFRS Measures—Delivered EBIT" above.

Health care services revenue increased by 3% including a 5% positive impact from foreign currency translation effects. At Constant Exchange Rates, health care services revenue decreased by 2% largely due to decreases attributable to prior year revenue associated with the divested Sound activities as well as the effect of closed or sold clinics (8%) and a decrease in dialysis days (1%), partially offset by growth in same market treatments (3%), increases in organic revenue per treatment (3%) and contributions from acquisitions (1%).

Dialysis treatments increased by 3% as a result of growth in same market treatments (3%) and contributions from acquisitions (2%), partially offset by a decrease in dialysis days (1%) and the effect of closed or sold clinics (1%).

At March 31, 2019, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 3,971 dialysis clinics compared to 3,790 dialysis clinics at March 31, 2018. During the three months ended March 31, 2019, we acquired 25 dialysis clinics, opened 29 dialysis clinics and combined or closed 11 clinics. The number of patients treated in dialysis clinics that we own, operate or manage (excluding patients of dialysis clinics managed but not consolidated in the U.S.) increased by 4% to 336,716 at March 31, 2019 from 322,253 at March 31, 2018.

Health care product revenue increased by 6% including a 2% positive impact from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 4%. Dialysis product revenue increased by 7%, including a 2% positive impact from foreign currency translation. At Constant Exchange Rates, dialysis product revenue increased by 5% driven by higher sales of home hemodialysis products (largely as a result of the acquisition of NxStage Medical Inc. ("NxStage")), dialyzers, products for acute care treatments, solutions and concentrates, and bloodlines, partially offset by lower sales of machines as a result of changes in the accounting treatment for sale-leaseback transactions due to the IFRS 16 Implementation. Non-dialysis product revenue decreased by 3% to €19 M from €20 M with no foreign currency translation effects. The non-dialysis product revenue decrease was due to slightly lower sales volumes.

The increase period over period in the gross profit margin was 0.3 percentage points with virtually no effect from foreign currency translation. The increase primarily reflects increases in the North America Segment and the Asia-Pacific Segment, partially offset by a decrease in the EMEA Segment. The increase in the North America Segment was mainly attributable to the positive current year effect from the divestiture of Sound which operated at lower margins, a favorable effect from the IFRS 16 Implementation (see note 1 of the notes to the consolidated financial statements (unaudited) included in this report) and a positive impact from manufacturing, partially offset by higher personnel expense. The increase in the Asia-Pacific Segment was driven by a favorable impact from business growth, partially offset by an unfavorable mix effect from acquisitions with lower margins. The decrease in the EMEA Segment was mainly driven by higher rent expense, unfavorable foreign currency transaction effects, the impact from one less dialysis day, acquisitions with lower margins, and higher personnel expense in certain countries, as well as other smaller cost increases.

The increase period over period in selling, general and administrative ("SG&A") expenses as a percentage of revenue was 0.2 percentage points. Foreign currency translation effects represented a 0.1 percentage point negative effect in the current period. The increase was primarily driven by increases in the North America Segment and at Corporate as well as an unfavorable impact of varying margins across the four operating segments, partially offset by decreases in the EMEA Segment and the Asia-Pacific Segment. The increase in the North America Segment was due to the integration and operational costs associated with NxStage, higher personnel expense, an unfavorable impact from legal settlements, and higher stock compensation expense, partially offset by the positive impact from income attributable to a consent agreement on certain pharmaceuticals. The increase at Corporate was mainly driven by higher stock compensation expense, unfavorable foreign currency transaction effects and higher project costs. The decrease in the EMEA Segment was due to a reduction of a contingent consideration liability related to Xenios AG ("Xenios"), favorable foreign currency transaction effects, and a positive impact from acquisitions, partially offset by higher bad debt expense. The decrease in the Asia-Pacific Segment was due to favorable foreign currency transaction effects.

Research and development expenses increased by 5% to €34 M from €32 M. Period over period, as a percentage of revenue, research and development expenses remained stable.

Income from equity method investees increased by 12% to €20 M from €18 M. The increase was primarily driven by higher income from Vifor Fresenius Medical Care Renal Pharma Ltd., an entity in which we have ownership of 45%, mainly due to higher sales of renal pharmaceuticals.

The increase period over period in the operating income margin was 0.5 percentage points with virtually no effect from foreign currency translation. The increase in the current period was largely driven by the increase in the gross profit margin as well as the loss related to the divestiture of Care Coordination activities in the first quarter of 2018, partially offset by the increase in SG&A expenses, as discussed above.

Delivered EBIT increased by 8% including a 5% positive impact from foreign currency translation effects. At Constant Exchange Rates, Delivered EBIT increased by 3% largely driven by increased operating income, partially offset by an increase in income attributable to noncontrolling interests.

Net interest expense increased by 30% to €108 M from €83 M, including a 6% negative impact from foreign currency translation effects. At Constant Exchange Rates, net interest expense increased by 24%, primarily due to a higher debt level driven by the IFRS 16 Implementation and the acquisition of NxStage, partially offset by the replacement of high interest bearing senior notes repaid in 2018 by debt instruments at lower interest rates and interest income from the investment of the Sound proceeds.

Income tax expense increased by 20% to €101 M from €84 M. The effective tax rate increased to 23.5% from 20.3% for the same period of 2018 largely driven by the prior year impact in 2018 caused by favorable implications of the US Tax Reform.

Net income attributable to noncontrolling interests increased by 11% to €57 M from €51 M, including an 8% negative impact resulting from foreign currency translation effects. At Constant Exchange Rates, net income attributable to noncontrolling interests increased by 3% driven by higher earnings from Care Coordination in the United States.

Net income attributable to shareholders of FMC-AG & Co. KGaA decreased by 3% to €271 M from €279 M including a 3% positive impact resulting from foreign currency translation. At Constant Exchange Rates, net income attributable to shareholders of FMC-AG & Co. KGaA decreased by 6% due to the combined effects of the items discussed above.

Basic earnings per share decreased by 3%, including a 4% positive impact resulting from foreign currency translation. At Constant Exchange Rates, basic earnings per share decreased by 7%. The average weighted number of shares outstanding for the period was approximately 306.7 M in 2019 (306.5 M in 2018).

We employed 118,308 people (full-time equivalents) as of March 31, 2019 compared to 114,831 as of March 31, 2018, an increase of 3%, primarily due to the NxStage acquisition.

Consolidated operating performance on an adjusted basis

Management believes that there are certain distinct transactions or events for which the operating results should be adjusted to enhance transparency and comparability. We believe the following results (adjusted to exclude these items) should be analyzed in connection with the results presented above. For the three months ended March 31, 2019 and 2018, we have identified the following transactions that, when excluded from the results disclosed above, may provide a reader with further useful information in assessing our performance:

•
IFRS 16 Implementation

•
an adjustment to remove the contribution of NxStage during the first quarter of 2019 to conform to the 2018 presentation ("NxStage Operations")

•
the integration costs related to the acquisition of NxStage on February 21, 2019 ("NxStage Costs")

•
costs associated with the sustainable improvement of our cost base ("Cost Optimization Costs")

•
an adjustment to remove the contribution of Sound during the first quarter of 2018 to conform to the 2019 presentation ("Q1 Sound")

•
the gain related to divestitures of Care Coordination activities (see note 2 (b) of the notes to the consolidated financial statements (unaudited) included in this report) ("(Gain) loss related to divestitures of Care Coordination activities")

The following table reconciles the key indicators for the consolidated financial statements in accordance with IFRS to the key indicators adjusted for the items described above. While we believe these adjustments provide additional clarity to the discussion of our operating results, the following table should only be viewed as a supplement to our results disclosed in accordance with IFRS above.

Consolidated operating performance on an adjusted basis

in € M, except where otherwise specified

							Change in % as adjusted
	Results 2019	IFRS 16 Implementation	NxStage operations	NxStage costs	Cost optimization costs	Results 2019 Adjusted	Current rate	Constant Currency(1)
Three months ended March 31
Total revenue	4,133	22	(30)	—	—	4,125	11%	6%
Health Care Services	3,317	—	(1)	—	—	3,316	12%	6%
Health Care Products	816	22	(29)	—	—	809	5%	4%
Total operating income (EBIT)	537	(17)	11	16	4	551	9%	4%
Operating income (EBIT) Margin	13.0%					13.4%
Interest expense, net	108	(42)	(8)	—	—	58	–19%	–23%
Income tax expense	101	7	5	4	1	118	37%	31%
Net income attributable to noncontrolling interests	57	—	—	—	—	57	11%	3%
Net income(2)	271	18	14	12	3	318	8%	3%
Basic earnings per share	0.88	0.06	0.05	0.04	0.01	1.04	8%	3%

Consolidated operating performance on a comparable basis and adjusted

	Results 2018	Q1 Sound(3)	(Gain) loss related to divestitures of Care Coordination activities	Results 2018 Adjusted
Three months ended March 31
Total revenue	3,976	(251)	—	3,725
Health Care Services	3,209	(251)	—	2,958
Health Care Products	767	—	—	767
Total operating income (EBIT)	497	(4)	13	506
Operating income (EBIT) Margin	12.5%			13.6%
Interest expense, net	83	(10)	—	73
Income tax expense	84	2	—	86
Net income attributable to noncontrolling interests	51	—	—	51
Net income(2)	279	4	13	296
Basic earnings per share	0.91	0.01	0.04	0.96

(1)
For further information on Constant Exchange Rates, see "—II. Discussion of measures—Non-IFRS measures—Constant currency information" above.

(2)
Attributable to shareholders of FMC-AG & Co. KGaA.

(3)
Contribution of Sound Physicians.

The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

North America Segment

Key indicators and business metrics for the North America Segment in € M, except where otherwise specified

	For the three months ended March 31		Change in %
				Constant Currency(1)
	2019	2018	As Reported
Total North America Segment
Revenue	2,887	2,774	4%	(4)%
Health care services	2,680	2,590	3%	(4)%
Health care products	207	184	12%	4%
Operating income	372	362	3%	(4)%
Operating income margin in %	12.9%	13.1%
Delivered EBIT(2)	319	314	2%	(4)%
Dialysis
Revenue	2,579	2,259	14%	5%
Number of dialysis treatments	7,707,848	7,473,764	3%
Same market treatment growth in %	3.3%	2.3%
Operating income	332	349	(5)%	(10)%
Operating income margin in %	12.9%	15.4%
Delivered EBIT(2)	285	304	(6)%	(12)%
Care Coordination
Revenue	308	515	(40)%	(45)%
Operating income	40	13	203%	180%
Operating income margin in %	13.0%	2.6%
Delivered EBIT(2)	34	10	253%	226%
Member Months Under Medical Cost Management(3)(4)	170,903	165,797	3%
Medical Cost Under Management(3)(4)	1,071	1,189	(10)%	(17)%
Care Coordination Patient Encounters(3)(4)	272,353	1,957,694	(86)%

(1)
For further information on Constant Exchange Rates, see "—II. Discussion of Measures—Non-IFRS Measures—Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "—II. Discussion of Measures—Non-IFRS Measures—Delivered EBIT" above.

(3)
For further information on these metrics, please refer to the discussion above of our Care Coordination measures under "Business Metrics for Care Coordination."

(4)
The metrics may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the BPCI and ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Dialysis

Revenue

Dialysis revenue increased by 14% including a 9% positive impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis revenue increased by 5%. Dialysis revenue is comprised of dialysis care revenue and health care product revenue.

Dialysis care revenue increased by 14% to €2,372 M from €2,075 M, including an 8% positive impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis care revenue increased by 6% mainly due to increases in organic revenue per treatment (3%), growth in same market treatments (3%), and contributions from acquisitions (1%), partially offset by a decrease in dialysis days (1%).

Dialysis treatments increased by 3% largely due to growth in same market treatments (3%) and contributions from acquisitions (1%), partially offset by a decrease in dialysis days (1%). At March 31, 2019, 205,775 patients (4% increase from March 31, 2018) were being treated in the 2,559 dialysis clinics that we own or operate in the North America Segment, compared to 197,339 patients treated in 2,419 dialysis clinics at March 31, 2018.

In the U.S., the average revenue per treatment increased to $355 (€289 at Constant Exchange Rates) from $348 (€283). The development was mainly attributable to higher utilization of oral based ancillaries and the impact from an increase in the ESRD PPS base rate, partially offset by lower revenue from commercial payors.

Cost per treatment in the U.S., adjusted for the effects from the IFRS 16 Implementation, increased to $301 (€245 at Constant Exchange Rates) from $289 (€235). This increase was largely driven by higher utilization of oral based ancillaries and higher personnel expense.

Health care product revenue increased by 12% including an 8% positive impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 4% driven by higher sales of home hemodialysis products, products for acute care, and bloodlines, all largely as a result of the NxStage acquisition, partially offset by lower sales of machines as a result of changes in the accounting treatment for sale-leaseback transactions due to the IFRS 16 Implementation.

Operating income margin

The decrease period over period in the dialysis operating income margin was 2.5 percentage points. Foreign currency translation effects represented a 0.2 percentage point decrease in the current period. At Constant Exchange Rates, the decrease was due to higher personnel expense, the integration and operational costs associated with NxStage, an unfavorable impact from legal settlements, and higher stock compensation expense, partially offset by the positive impact from income attributable to a consent agreement on certain pharmaceuticals, a favorable effect from the IFRS 16 Implementation and a favorable impact from manufacturing.

Delivered EBIT

Dialysis Delivered EBIT decreased by 6%, including a 6% positive impact from foreign currency translation effects. At Constant Exchange Rates, dialysis Delivered EBIT decreased by 12% mainly as a result of decreased operating income coupled with an increase in income attributable to noncontrolling interests.

Care Coordination

Revenue

Care Coordination revenue decreased by 40%, including a 5% positive impact resulting from foreign currency translation. At Constant Exchange Rates, Care Coordination revenue decreased by 45% driven by decreases attributable to prior year revenue associated with the divested Sound activities (53%), partially offset by an increase in organic revenue growth (7%) and contributions from acquisitions (1%).

Operating income margin

The increase period over period in the Care Coordination operating income margin was 10.4 percentage points with virtually no effect from foreign currency translation. The increase at Constant Exchange Rates was mainly due to the loss related to divestiture of Care Coordination activities in the first quarter of 2018, increased member months for health plan services, increased volumes for vascular services, and a positive effect from the IFRS 16 Implementation.

Delivered EBIT

Care Coordination Delivered EBIT increased by 253% including a 27% positive impact resulting from foreign currency translation. At Constant Exchange Rates, Care Coordination delivered EBIT increased by 226% mainly as the result of increased operating income, partially offset by an increase in income attributable to noncontrolling interests.

Care Coordination business metrics

Member months under medical cost management remained stable primarily due to the expansion of our existing ESCOs through the addition of new physician practice partners and dialysis facilities, offset by the divestment of our controlling interest in Sound on June 28, 2018 and, as a result, the conclusion of our participation in BPCI. See note 2 (b) of the notes to consolidated financial statements (unaudited) included in this report) and note 4 to the table "Key indicators and business metrics for the North America Segment," above.

Care Coordination's medical cost under management decreased by 10%, including a 7% positive impact from foreign currency translation in the current period. At Constant Exchange Rates, Care Coordination's medical cost under management decreased by 17% due to the divestment of our controlling interest in Sound on June 28, 2018 (see note 2 (b) of the notes to consolidated financial statements (unaudited) included in this report) and, as a result, the conclusion of our participation in BPCI. This decrease was partially offset by our expansion of our existing ESCOs through the addition of new physician practice partners and dialysis facilities. See note 4 to the table "Key indicators and business metrics for the North America Segment" above.

The decrease in patient encounters was primarily driven by decreased encounters for hospital related physician services as a result of our divesting our controlling interest in Sound on June 28, 2018. See note 2 (b) of the notes to consolidated financial statements (unaudited) included in this report) and note 4 to the table "Key indicators and business metrics for the North America Segment" above.

North America Segment operating performance on an adjusted basis

Management believes that there are certain distinct transactions or events for which the operating results should be adjusted to enhance transparency and comparability. We believe the following results (adjusted to exclude these items) should be analyzed in connection with the results presented above. For the three months ended March 31, 2019 and 2018, we have identified the following transactions that, when excluded from the results disclosed above, may provide a reader with further useful information in assessing our performance:

•
IFRS 16 Implementation

•
NxStage Operations

•
NxStage Costs

•
Cost Optimization Costs

•
Q1 Sound

•
(Gain) loss related to divestitures of Care Coordination activities

The following table reconciles the key indicators for the North America Segment in accordance with IFRS to the key indicators adjusted for the items described above. While we believe these adjustments provide additional clarity to the discussion of our operating results, the following table should only be viewed as a supplement to our results disclosed in accordance with IFRS above.

FRESENIUS MEDICAL CARE AG & Co. KGaA

North America Segment operating performance on an adjusted basis in € M, except where otherwise specified

							Change in % as adjusted
	Results 2019	IFRS 16 Implementation	NxStage operations	NxStage costs	Cost optimization costs	Results 2019 Adjusted	Current rate	Constant Currency(1)
Three months ended March 31
Revenue	2,887	22	(30)	—	—	2,879	14%	5%
Health Care Services	2,680	—	(1)	—	—	2,679	14%	6%
thereof Dialysis Care	2,372	—	(1)	—	—	2,371	14%	6%
thereof Care Coordination	308	—	—	—	—	308	17%	8%
Health Care Products	207	22	(29)	—	—	200	9%	0%
Operating income (EBIT)	372	(13)	11	16	4	390	5%	–1%
Operating income margin (EBIT)	12.9%					13.6%
Dialysis	332	(11)	11	16	4	352	1%	–5%
Dialysis operating income margin (EBIT)	12.9%					13.7%
Care Coordination	40	(2)	—	—	—	38	72%	59%
Care Coordination operating income margin (EBIT)	13.0%					12.3%

North America Segment operating performance on an adjusted basis

	Results 2018	Q1 Sound(2)	(Gain) loss related to divestitures of Care Coordination activities	Results 2018 Adjusted
Three months ended March 31
Revenue	2,774	(251)	—	2,523
Health Care Services	2,590	(251)	—	2,339
thereof Dialysis Care	2,075	—	—	2,075
thereof Care Coordination	515	(251)	—	264
Health Care Products	184	—	—	184
Operating income (EBIT)	362	(4)	13	371
North America operating income margin (EBIT)	13.1%			14.7%
Dialysis	349	—	—	349
Dialysis operating income margin (EBIT)	15.4%			15.4%
Care Coordination	13	(4)	13	22
Care Coordination operating income margin (EBIT)	2.6%			8.3%

(1)
For further information on Constant Exchange Rates, see "—II. Discussion of measures—Non-IFRS measures—Constant currency information" above.

(2)
Contribution of Sound Physicians.

EMEA Segment

Key indicators for the EMEA Segment

in € M, except where otherwise specified

	For the three months ended March 31,		Change in %
			As Reported	Constant Currency(1)
	2019	2018
Revenue	653	636	3%	4%
Health care services	324	314	3%	5%
Health care products	329	322	2%	3%
Number of dialysis treatments	2,475,702	2,387,160	4%
Same market treatment growth in %	3.9%	2.4%
Operating income	138	109	26%	27%
Operating income margin in %	21.1%	17.1%
Delivered EBIT(2)	136	108	26%	27%

(1)
For further information on Constant Exchange Rates, see "—II. Discussion of Measures—Non—IFRS Measures—Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "—II. Discussion of Measures—Non—IFRS Measures—Delivered EBIT" above.

Revenue

Health care service revenue increased by 3%, including a 2% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care service revenue increased by 5% as a result of growth in same market treatments (4%), contributions from acquisitions (3%), and increases in organic revenue per treatment (1%), partially offset by a decrease in dialysis days (2%), and the effect of closed or sold clinics (1%).

Dialysis treatments increased by 4% mainly due to growth in same market treatments (4%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (1%) and a decrease in dialysis days (1%). As of March 31, 2019, we had 65,833 patients (4% increase from March 31, 2018) being treated at the 782 dialysis clinics that we own, operate or manage in the EMEA Segment compared to 63,114 patients treated at 754 clinics at March 31, 2018.

Health care product revenue increased by 2%, including a 1% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 3%. Dialysis product revenue increased by 3% with virtually no effect from foreign currency translation. The increase was due to higher sales of machines, dialyzers, hemodialysis solutions and concentrates, and renal pharmaceuticals, partially offset by lower sales of products for acute care treatments. Non-Dialysis product revenue decreased by 3% to €19 M from €20 M with virtually no impact from foreign currency translation effects. The non-dialysis product revenue decrease was due to slightly lower sales volumes.

Operating income margin

The increase period over period in the operating income margin was 4.0 percentage points. Foreign currency translation effects represented a 0.1 percentage point increase in the operating income margin. At Constant Exchange Rates, operating income margin increased mainly due to a reduction of a contingent consideration liability related to Xenios, partially offset by higher bad debt expense, higher rent expense, and the impact from one less dialysis day.

Delivered EBIT

Delivered EBIT increased by 26%, including a 1% negative impact resulting from foreign currency translation. At Constant Exchange Rates, the Delivered EBIT increased by 27% primarily due to increased operating income, partially offset by an increase in income attributable to noncontrolling interests.

Asia-Pacific Segment

Key indicators for the Asia-Pacific Segment

in € M, except where otherwise specified

	For the three months ended March 31,		Change in %
			As Reported	Constant Currency(1)
	2019	2018
Total Asia-Pacific Segment
Revenue	428	392	9%	6%
Health care services	199	184	8%	4%
Health care products	229	208	10%	8%
Operating income	95	74	28%	25%
Operating income margin in %	22.1%	19.0%
Delivered EBIT(2)	93	72	29%	26%
Dialysis
Revenue	376	346	9%	5%
Number of dialysis treatments	1,099,404	1,060,114	4%
Same market treatment growth in %	7.1%	4.2%
Operating income	89	68	31%	27%
Operating income margin in %	23.6%	19.7%
Delivered EBIT(2)	87	66	31%	28%
Care Coordination
Revenue	52	46	14%	12%
Operating income	6	6	(6)%	(5)%
Operating income margin in %	11.3%	13.7%
Delivered EBIT(2)	6	6	(3)%	(2)%
Care Coordination Patient Encounters(3)	216,320	200,138	8%

(1)
For further information on Constant Exchange Rates, see "—II. Discussion of Measures—Non—IFRS Measures—Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "—II. Discussion of Measures—Non-IFRS Measures—Delivered EBIT" above.

(3)
For further information on patient encounters, please refer to the discussion above of our Care Coordination measures under "Business Metrics for Care Coordination."

Dialysis

Revenue

Dialysis revenue increased by 9% including a 4% positive impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis revenue increased by 5%. Dialysis revenue is comprised of dialysis care revenue and health care product revenue.

Dialysis care revenue increased by 7% to €147 M from €138 M including a 6% positive impact resulting from foreign currency translation effects. At Constant Exchange Rates, dialysis care revenue increased by 1% as a result of growth in same market treatments (7%), and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (4%), a decrease in organic revenue per treatment (2%) and a decrease in dialysis days (1%).

Dialysis treatments increased by 4% mainly due to growth in same market treatments (7%), and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (3%) and a decrease in dialysis days (1%). As of March 31, 2019, we had 31,674 patients (5% increase from March 31, 2018) being treated at the 398 dialysis clinics that we own, operate or manage in the Asia-Pacific Segment compared to 30,194 patients treated at 385 clinics at March 31, 2018.

Health care product revenue increased by 10% including a 2% positive impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 8% as a result of increased sales of dialyzers, machines, hemodialysis solutions and concentrates, and products for acute care treatments.

Operating income margin

The increase period over period in the operating income margin was 3.9 percentage points. Foreign currency translation effects represented a 0.2 percentage point decrease in the operating income margin. At Constant Exchange Rates, the operating income margin increased due to favorable foreign currency transaction effects and a favorable impact from business growth.

Delivered EBIT

Delivered EBIT increased by 31%, including a 3% positive impact resulting from foreign currency translation. At Constant Exchange Rates, Delivered EBIT increased by 28% mainly due to increased operating income.

Care Coordination

Revenue

Care Coordination revenue increased by 14%, including a 2% positive impact resulting from foreign currency translation. At Constant Exchange Rates, Care Coordination revenue increased by 12% driven by contributions from acquisitions (7%) and organic revenue growth (5%).

Operating income margin

The decrease period over period in the Care Coordination operating income margin was 2.4 percentage points. Foreign currency translation effects represented a 0.3 percentage point decrease in the operating income margin. At Constant Exchange Rates, the operating income margin decrease was driven by higher start-up and operating costs.

Delivered EBIT

Care Coordination Delivered EBIT decreased by 3%, including a 1% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Care Coordination Delivered EBIT decreased by 2% mainly as the result of decreased operating income.

Care Coordination business metrics

The number of patient encounters increased due to increased encounters for comprehensive and specialized health check-ups as well as ambulant treatment services, inpatient and outpatient services, vascular access and other chronic treatment services.

Latin America Segment

Key indicators for the Latin America Segment

in € M, except where otherwise specified

	For the three months ended March 31,		Change in %
			As Reported	Constant Currency(1)
	2019	2018
Revenue	161	170	(5)%	14%
Health care services	114	121	(5)%	20%
Health care products	47	49	(5)%	1%
Number of dialysis treatments	1,278,577	1,233,126	4%
Same market treatment growth in %	0.7%	1.1%
Operating income	11	14	(19)%	(24)%
Operating income margin in %	7.1%	8.3%
Delivered EBIT(2)	11	14	(21)%	(26)%

(1)
For further information on Constant Exchange Rates, see "—II. Discussion of Measures—Non—IFRS Measures—Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "—II. Discussion of Measures—Non-IFRS Measures—Delivered EBIT" above.

Revenue

Health care service revenue decreased by 5%, including a 25% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care service revenue increased by 20% as a result of increases in organic revenue per treatment (16%), contributions from acquisitions (5%) and growth in same market treatments (1%), partially offset by the effect of closed or sold clinics (1%), and a decrease in dialysis days (1%).

Dialysis treatments increased by 4% mainly due to contributions from acquisitions (5%) and growth in same market treatments (1%), partially offset by the effect of closed or sold clinics (1%) and a decrease in dialysis days (1%). As of March 31, 2019, we had 33,434 patients (a 6% increase from March 31, 2018) being treated at the 232 dialysis clinics that we own, operate or manage in the Latin America Segment compared to 31,606 patients treated at 232 clinics at March 31, 2018.

Health care product revenue decreased by 5%, including a 6% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue remained relatively stable with a slight increase of 1%.

Operating income margin

The decrease period over period in the operating income margin was 1.2 percentage points. Foreign currency translation effects represented a 1.6 percentage point increase in the operating income margin. At Constant Exchange Rates, the operating income margin decreased mainly due to the impact from hyperinflation in Argentina, partially offset by favorable foreign currency transaction effects.

Delivered EBIT

Delivered EBIT decreased by 21% including a 5% positive impact resulting from foreign currency translation. At Constant Exchange Rates, Delivered EBIT decreased by 26% mainly due to decreased operating income.

Financial position

Sources of liquidity

Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt from third parties and related parties, as well as proceeds from the issuance of long-term debt (including the issuance of bonds under our debt issuance program) and equity securities as well as divestitures. We require this capital primarily to finance working capital needs, fund acquisitions and clinics in which we have ownership of less than 100%, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt, pay dividends and repurchase shares, (see "Net cash provided by (used in) investing activities" and "Net cash provided by (used in) financing activities" below).

In our long-term financial planning, we focus primarily on the Net Leverage Ratio, a Non-IFRS Measure, see "—II. Discussion of Measures—Non-IFRS Measures—Net leverage ratio (Non-IFRS Measure)" above. At March 31, 2019 and December 31, 2018, the Net Leverage Ratio was 3.2 and 1.8, respectively. Adjusted for IFRS 16, the Net Leverage Ratio was 2.5 at March 31, 2019.

At March 31, 2019, we had cash and cash equivalents of €959 M compared to €2,146 M at December 31, 2018.

Free cash flow (Net cash provided by (used in) operating activities, after capital expenditures, before acquisitions and investments) amounted to €(123) M and €(263) M for the three months ended March 31, 2019 and March 31, 2018, respectively. Free cash flow is a Non-IFRS measure reconciled to net cash provided by (used in) operating activities, the most directly comparable IFRS measure, see "—II. Discussion of measures—Non-IFRS measures—Cash flow measures" above. Free cash flow in percent of revenue was (3.0%) and (6.6%) for the three months ended March 31, 2019 and 2018, respectively.

Net cash provided by (used in) operating activities

In the first three months of 2019, net cash provided by operating activities was €76 M as compared to net cash used in operating activities of €45 M in the first three months of 2018. Net cash provided by (used in)

operating activities in percent of revenue increased to 2% for the first three months of 2019 as compared to (1%) for 2018. Cash provided by (used in) operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The increase in net cash provided by operating activities was largely driven by the IFRS 16 Implementation leading to a reclassification of the repayment portion of rent to financing activities.

The profitability of our business depends significantly on reimbursement rates. Approximately 80% of our revenue is generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the three months ended March 31, 2019, approximately 34% of our consolidated revenue was attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See "I. Overview," above.

We intend to continue to address our current cash and financing requirements using cash provided by operating activities, our existing and future credit agreements, issuances under the commercial paper program (see note 8 of the notes to the consolidated financial statements (unaudited) included in this report) as well as the utilization of the Accounts Receivable Facility. In addition, when funds are required for acquisitions or to meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of bonds. We aim to preserve financial resources with a minimum of €500 M of committed and unutilized credit facilities.

Net cash provided by (used in) operating activities depends on the collection of accounts receivable. Commercial customers and governments generally have different payment cycles. Lengthening their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries' legal systems and due to the economic conditions in some countries. Accounts receivable balances, net of valuation allowances, represented Days Sales Outstanding ("DSO") of 83 days at March 31, 2019, an increase as compared to 75 days at December 31, 2018.

DSO by segment is calculated by dividing the segment's accounts and other receivable and contract liabilities, converted to euro using the average exchange rate for the period presented, less any sales or value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, converted to euro using the average exchange rate for the period. Receivables and sales are adjusted for amounts related to acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement. The development of DSO by reporting segment is shown in the table below:

DSO by reporting segment

	March 31 2019	December 31, 2018
North America Segment	72	60
EMEA Segment	96	98
Asia-Pacific Segment	117	116
Latin America Segment	120	119
FMC-AG & Co. KGaA average days sales outstanding	83	75

The DSO increase in the North America Segment was largely due to seasonality in invoicing. The DSO decrease in the EMEA Segment primarily reflects the improved collection efforts from health care organizations. The Asia-Pacific Segment's DSO increase primarily reflects delays in payment collections in China. The increase in the Latin America Segment reflects periodic fluctuations in payment of public health care organizations in certain countries.

Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible.

Net cash provided by (used in) investing activities

In the first three months of 2019, net cash used in investing activities was €2,016 M as compared to net cash used in investing activities of €400 M in the comparable period of 2018. The following table shows our capital expenditures for property, plant and equipment, net of proceeds from sales of property, plant and equipment as well as acquisitions, investments and purchases of intangible assets for first three months of 2019 and 2018:

Capital expenditures (net), acquisitions, investments and purchases of intangible assets in € M

	Capital expenditures, net		Acquisitions, investments and purchases of intangible assets
	For the three months ended March 31
	2019	2018	2019		2018
North America Segment	95	137	1,782	(1)	159
Thereof investments in debt securities	—	—	—		146
EMEA Segment	25	28	19		17
Asia-Pacific Segment	9	9	1		—
Latin America Segment	5	2	20		4
Corporate	65	42	7		1

Total	199	218	1,829		181

(1)
Primarily related to the acquisition of NxStage on February 21, 2019.

The majority of our capital expenditures in the first three months of 2019 was used for maintaining existing clinics, equipping new clinics, maintaining and expanding production facilities (primarily in the North America Segment, France, and Germany), capitalization of machines provided to our customers and for Care Coordination as well as capitalization of certain development costs. Capital expenditures remained stable at approximately 5% of total revenue in the first three months of 2019 as compared to the same period in 2018.

Investments in the first three months of 2018 were primarily driven by debt securities in the North America Segment. The remaining investments in the North America Segment, the EMEA Segment and the Latin America Segment were largely acquisitions of dialysis clinics.

We anticipate capital expenditures of €1.0 to €1.2 billion and expect to make acquisitions and investments, excluding investments in securities, of approximately €400 to €600 M in 2019 as described in the "Outlook" below.

Net cash provided by (used in) financing activities

In the first three months of 2019 and 2018, net cash provided by financing activities was €722 M and €338 M, respectively.

In the first three months of 2019, cash was mainly provided by the utilization of the accounts receivable facility, proceeds from long-term debt (including additional drawings under the U.S. dollar and euro revolving credit facility of the Amended 2012 Credit Agreement) and short-term debt, partially offset by repayments of lease liabilities, shares repurchased as part of a share buy-back program, and repayments of short-term debt, including repayments from related parties as well as distributions to noncontrolling interests.

In the first three months of 2018, cash was mainly provided by proceeds from short-term debt including drawings under the commercial paper program as well as proceeds from long-term debt and capital lease obligations including additional drawings under the U.S. dollar revolving credit facility of the Amended 2012 Credit Agreement, partially offset by distributions to noncontrolling interests.

Balance sheet structure

Total assets as of March 31, 2019 increased by 23% to €32.4 billion from €26.2 billion as compared to December 31, 2018, including a 2% positive impact resulting from foreign currency translation, largely due to the implementation of the IFRS 16 in 2019. At Constant Exchange Rates, total assets increased by 21% to €31.8 billion from €26.2 billion.

Current assets as a percent of total assets decreased to 23% at March 31, 2019 as compared to 30% at December 31, 2018. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, decreased to 41% at March 31, 2019 as compared to 49% at December 31, 2018. ROIC decreased to 9.9% at March 31, 2019, adjusted for the implementation of IFRS 16, as compared to 12.4% at December 31, 2018.

Report on post-balance sheet date events

No significant activities have taken place subsequent to the balance sheet date March 31, 2019 that have a material impact on the key figures and earnings presented. Currently, there are no other significant changes in our structure, management, legal form or personnel.

Outlook

Below is a table showing our growth outlook for 2019 and 2020 which are determined by reference to target results determined in accordance with IFRS and presented in euro. The targets indicated for 2019 and 2020 are calculated and presented at Constant Exchange Rates with reliance on Item 10(e)(1)(i)(B) of SEC Regulation S-K as it is impossible to predict currency exchange movements over the course of an entire year. These targets as well as the 2018 base are and will be adjusted in order to make the business performance in the respective periods comparable for items such as: lower additions to provisions related to FCPA in 2018 ("FCPA Related Charges"), the IFRS 16 Implementation, the contributions from Sound in the first half year of 2018, the gain (loss) related to divestitures of Care Coordination activities and expenses for the cost optimization program. All effects from the acquisition of NxStage Medical Inc. are excluded from the Outlook 2019 and 2020.

Outlook

 In € billions ("BN"), except where otherwise noted

	Outlook 2019 (at Constant Currency)(1)	Outlook 2020 (at Constant Currency)(1)
Revenue(2)	Growth 3 - 7%	mid to high single digit growth rate
Operating income(2)	Growth (1) - 3%	mid to high single digit growth rate
Delivered EBIT(2)	Growth (1) - 3%	mid to high single digit growth rate
Net income growth at Constant Currency(2)(3)	Growth (2) - 2%	mid to high single digit growth rate
Basic earnings per share growth at Constant Currency(2)(3)	assessed based on expected development of net income and shares outstanding	assessed based on expected development of net income and shares outstanding
Capital expenditures	€1.0 - €1.2 BN	n.a.
Acquisitions and investments(4)	€0.4 - €0.6 BN	n.a.
Net cash provided by (used in) operating activities in % of revenue	> 10%	n.a.
Free cash flow in % of revenue	> 4%	n.a.
Net leverage ratio	< 2.5	n.a.
ROIC	≥ 8.0%	n.a.
Dividend per share	assessed based on expected development of net income and shares outstanding	n.a.
Employees(5)	> 117,000	n.a.
Research and development expenses	€160 - €170 M	n.a.

(1)
Outlook 2019 and 2020 are and will be adjusted in order to make the business performance comparable to results 2018 adjusted for items such as: FCPA Related Charges, the IFRS 16 Implementation, the gain (loss) related to divestitures of Care Coordination activities and expenses for the cost optimization program. All effects from the acquisition of NxStage Medical Inc. are excluded from the Outlook 2019 and 2020.

(2)
Results 2018 adjusted for the (gain) loss related to divestitures of Care Coordination activities, the 2018 FCPA Related Charge and the contributions from Sound in the first half year of 2018.

(3)
Net income attributable to shareholders of FMC-AG & Co. KGaA.

(4)
Excluding investments in securities.

(5)
Full-time equivalents.

NxStage Estimate

Below is a table showing the estimated effects of the NxStage acquisition on our business in 2019 and 2020, excluding integration costs of approximately €50 M to €75 M over the three years following the closing of the transaction. These effects are determined in accordance with IFRS and presented in euro. The estimates indicated for 2019 and 2020 are calculated and presented at Constant Exchange Rates with reliance on Item 10(e)(1)(i)(B) of SEC Regulation S-K as it is impossible to predict currency exchange movements over the course of an entire year.

NxStage Estimate(1)

In € M

	Estimate 2019 (at Constant Currency)	Estimate 2020 (at Constant Currency)
Revenue	240 - 260	310 - 330
Operating income	(30) - (20)	20 - 30
Interest	(75) - (65)	(85) - (75)
Net income	(75) - (65)	(40) - (30)

(1)
The numbers are excluding effects from the implementation of IFRS 16 and excluding integration costs. The 2019 estimates cover the period starting on February 21, 2019 (closing date) until year-end 2019.

Recently issued accounting standards

Refer to note 1 of the notes to the consolidated financial statements (unaudited) in this report for information regarding recently issued accounting standards.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial statements

Consolidated statements of income

(unaudited)

Consolidated statements of income

in € thousands ("THOUS"), except per share data

		For the three months ended March 31,
	Note	2019	2018
Revenue:
Health care services		3,317,308	3,208,795
Health care products		815,249	766,834

	2 a, 14	4,132,557	3,975,629
Costs of revenue:
Health care services		2,505,423	2,434,324
Health care products		361,846	338,556

		2,867,269	2,772,880
Gross profit		1,265,288	1,202,749
Operating (income) expenses:
Selling, general and administrative		715,157	678,777
(Gain) loss related to divestitures of Care Coordination activities	2 b	0	13,103
Research and development	2 c	33,614	31,897
Income from equity method investees		(20,033)	(17,904)

Operating income		536,550	496,876
Other (income) expense:
Interest income		(27,944)	(24,836)
Interest expense		135,792	107,769

Income before income taxes		428,702	413,943
Income tax expense		100,944	84,234
Net income		327,758	329,709
Net income attributable to noncontrolling interests		57,009	51,154

Net income attributable to shareholders of FMC-AG & Co. KGaA		270,749	278,555

Basic earnings per share	2 d	0.88	0.91

Fully diluted earnings per share	2 d	0.88	0.91

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of comprehensive income

(unaudited)

Consolidated statements of comprehensive income

in € THOUS

		For the three months ended March 31,
	Note	2019	2018
Net income		327,758	329,709

Other comprehensive income (loss):
Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation		269,741	(265,041)
Gain (loss) related to cash flow hedges(1)	13	(1,296)	7,834
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified		426	(2,218)

Other comprehensive income (loss), net of tax		268,871	(259,425)

Total comprehensive income		596,629	70,284
Comprehensive income attributable to noncontrolling interests		78,004	25,776

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA		518,625	44,508

(1)
Including cost of hedging in the amount of €(893) and €(630) for the three months ended March 31, 2019 and 2018.

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated balance sheets

Consolidated balance sheets

in € THOUS, except share data

	Note	March 31, 2019	December 31, 2018
		(unaudited)	(audited)
Assets
Cash and cash equivalents	5	958,788	2,145,632
Trade accounts and other receivables	6	3,856,891	3,337,706
Accounts receivable from related parties	4	95,281	92,662
Inventories	7	1,695,658	1,466,803
Other current assets		894,229	804,083

Total current assets		7,500,847	7,846,886
Property, plant and equipment		3,949,557	3,836,010
Right of use assets	1	4,310,976	—
Intangible assets		1,430,970	681,331
Goodwill		13,561,939	12,209,606
Deferred taxes		308,530	345,686
Investment in equity method investees	14	630,439	649,780
Other non-current assets		659,946	672,969

Total non-current assets		24,852,357	18,395,382

Total assets		32,353,204	26,242,268

Liabilities
Accounts payable		707,774	641,271
Accounts payable to related parties	4	210,384	153,781
Current provisions and other current liabilities		2,809,937	2,904,288
Short-term debt	8	1,319,997	1,205,294
Short-term debt from related parties	8	107,400	188,900
Current portion of long-term debt	9	1,511,815	1,106,519
Current portion of long-term lease liabilities	1	615,011	—
Current portion of long-term lease liabilities from related parties	1	16,489	—
Income tax payable		64,627	68,229

Total current liabilities		7,363,434	6,268,282
Long-term debt, less current portion	9	5,681,163	5,045,515
Long-term lease liabilities, less current portion	1	3,863,651	—
Long-term lease liabilities from related parties, less current portion	1	116,913	—
Non-current provisions and other non-current liabilities		718,895	750,738
Pension liabilities		563,538	551,930
Income tax payable		96,247	97,324
Deferred taxes		722,859	626,521

Total non-current liabilities		11,763,266	7,072,028

Total liabilities		19,126,700	13,340,310
Shareholders' equity:
Ordinary shares, no par value, €1.00 nominal value, 384,822,972 shares authorized, 307,907,293 issued and 305,278,102 outstanding as of March 31, 2019 and 384,822,972 shares authorized, 307,878,652 issued and 306,878,701 outstanding as of December 31, 2018		307,907	307,879
Treasury stock, at cost		(164,809)	(50,993)
Additional paid-in capital		3,871,908	3,873,345
Retained earnings		8,991,461	8,831,930
Accumulated other comprehensive income (loss)		(955,874)	(1,203,750)

Total FMC-AG & Co. KGaA shareholders' equity		12,050,593	11,758,411
Noncontrolling interests		1,175,911	1,143,547

Total equity		13,226,504	12,901,958

Total liabilities and equity		32,353,204	26,242,268

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of cash flows

(unaudited)

Consolidated statements of cash flows

in € THOUS

		For the three months ended March 31,
	Note	2019	2018
Operating activities
Net income		327,758	329,709
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14	362,376	174,994
Change in deferred taxes, net		53,960	(8,147)
(Gain) loss on sale of fixed assets, right of use assets, investments and divestitures		(8,563)	2,028
Compensation expense related to share-based plans		1,380	18,656
Investments in equity method investees, net		20,894	22,303
Interest expense, net		107,848	82,933
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts and other receivables		(430,041)	(462,386)
Inventories		(141,258)	(84,210)
Other current and non-current assets		(70,828)	9,537
Accounts receivable from related parties		(2,476)	(10,370)
Accounts payable to related parties		54,840	90,081
Accounts payable, provisions and other current and non-current liabilities		(67,346)	(152,973)
Paid interest		(135,041)	(110,178)
Received interest		12,644	6,436
Income tax payable		69,244	98,507
Paid income taxes		(79,832)	(51,728)

Net cash provided by (used in) operating activities		75,559	(44,808)

Investing activities
Purchases of property, plant and equipment		(200,849)	(221,486)
Proceeds from sale of property, plant and equipment		1,911	3,095
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	15	(1,828,525)	(181,403)
Proceeds from divestitures	15	11,012	158

Net cash provided by (used in) investing activities		(2,016,451)	(399,636)

Financing activities
Proceeds from short-term debt		175,009	268,785
Repayments of short-term debt		(64,027)	(18,889)
Proceeds from short-term debt from related parties		—	31,800
Repayments of short-term debt from related parties		(81,500)	—
Proceeds from long-term debt		414,458	105,899
Repayments of long-term debt		(17,421)	(15,027)
Repayments of lease liabilities		(151,856)	—
Repayments of lease liabilities from related parties		(4,066)	—
Increase (decrease) of accounts receivable securitization program		584,185	9,356
Proceeds from exercise of stock options		148	562
Purchase of treasury stock		(89,446)	—
Distributions to noncontrolling interests		(54,873)	(50,951)
Contributions from noncontrolling interests		11,545	6,303

Net cash provided by (used in) financing activities		722,156	337,838

Effect of exchange rate changes on cash and cash equivalents		31,892	(25,125)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		(1,186,844)	(131,731)
Cash and cash equivalents at beginning of period		2,145,632	978,109

Cash and cash equivalents at end of period	5	958,788	846,378

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA
Consolidated statement of shareholders' equity
For the three months ended March 31, 2019 and 2018 (unaudited)

Consolidated statements of shareholders' equity
in € THOUS, except share data
								Accumulated other comprehensive income (loss)
		Ordinary shares		Treasury stock							Total FMC-AG & Co. KGaA shareholders' equity
	Note	Number of shares	No par value	Number of shares	Amount	Additional paid in capital	Retained earnings	Foreign currency translation	Cash flow hedges	Pensions		Noncontrolling interests	Total equity
Balance at December 31, 2017		308,111,000	308,111	(1,659,951)	(108,931)	3,969,245	7,137,255	(1,203,904)	(18,336)	(263,338)	9,820,102	1,008,084	10,828,186
Adjustment due to initial application of IFRS 9		—	—	—	—	—	(5,076)	—	—	—	(5,076)	—	(5,076)
Adjusted Balance at December 31, 2017		308,111,000	308,111	(1,659,951)	(108,931)	3,969,245	7,132,179	(1,203,904)	(18,336)	(263,338)	9,815,026	1,008,084	10,823,110

Proceeds from exercise of options and related tax effects		10,322	10	—	—	476	—	—	—	—	486	—	486
Compensation expense related to stock options		—	—	—	—	2,014	—	—	—	—	2,014	—	2,014
Purchase/ sale of noncontrolling interests		—	—	—	—	2,835	—	—	—	—	2,835	(11,199)	(8,364)
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	(43,702)	(43,702)
Noncontrolling interests subject to put provisions	13	—	—	—	—	—	67,120	—	—	—	67,120	—	67,120
Net Income		—	—	—	—	—	278,555	—	—	—	278,555	51,154	329,709
Other comprehensive income (loss) related to:
Foreign currency translation		—	—	—	—	—	—	(243,632)	13	3,956	(239,663)	(25,378)	(265,041)
Cash flow hedges, net of related tax effects		—	—	—	—	—	—	—	5,616	—	5,616	—	5,616

Comprehensive income		—	—	—	—	—	—	—	—	—	44,508	25,776	70,284

Balance at March 31, 2018		308,121,322	308,121	(1,659,951)	(108,931)	3,974,570	7,477,854	(1,447,536)	(12,707)	(259,382)	9,931,989	978,959	10,910,948

Balance at December 31, 2018		307,878,652	307,879	(999,951)	(50,993)	3,873,345	8,831,930	(911,473)	(1,528)	(290,749)	11,758,411	1,143,547	12,901,958
Adjustment due to initial application of IFRS 16		—	—	—	—	—	(115,219)	—	—	—	(115,219)	(15,508)	(130,727)
Adjusted balance at December 31, 2018		307,878,652	307,879	(999,951)	(50,993)	3,873,345	8,716,711	(911,473)	(1,528)	(290,749)	11,643,192	1,128,039	12,771,231

Proceeds from exercise of options and related tax effects		28,641	28	—	—	(1,326)	—	—	—	—	(1,298)	—	(1,298)
Compensation expense related to stock options		—	—	—	—	1,380	—	—	—	—	1,380	—	1,380
Purchase of treasury stock	2d	—	—	(1,629,240)	(113,816)	—	—	—	—	—	(113,816)	—	(113,816)
Purchase/ sale of noncontrolling interests		—	—	—	—	(1,491)	—	—	—	—	(1,491)	16,142	14,651
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	(46,274)	(46,274)
Noncontrolling interests subject to put provisions	13	—	—	—	—	—	4,001	—	—	—	4,001	—	4,001
Net Income		—	—	—	—	—	270,749	—	—	—	270,749	57,009	327,758
Other comprehensive income (loss) related to:
Foreign currency translation		—	—	—	—	—	—	251,734	(6)	(2,982)	248,746	20,995	269,741
Cash flow hedges, net of related tax effects		—	—	—	—	—	—	—	(870)	—	(870)	—	(870)

Comprehensive income		—	—	—	—	—	—	—	—	—	518,625	78,004	596,629

Balance at March 31, 2019		307,907,293	307,907	(2,629,191)	(164,809)	3,871,908	8,991,461	(659,739)	(2,404)	(293,731)	12,050,593	1,175,911	13,226,504

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

1. The Company and basis of presentation

The Company

Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien) registered in the commercial registry of Hof an der Saale under HRB 4019, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe, is the world's largest kidney dialysis company, based on publicly reported sales and number of patients treated. The Company provides dialysis treatment and related dialysis care services to persons who suffer from end-stage renal disease ("ESRD"), as well as other health care services. The Company also develops and manufactures a wide variety of health care products, which includes dialysis and non-dialysis products. The Company's dialysis products include hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. The Company's non-dialysis products include acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company describes certain of its other health care services as "Care Coordination." Care Coordination currently includes, but is not limited to, the coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services, health plan services, urgent care services and ambulant treatment services. Until June 28, 2018, Care Coordination also included the coordinated delivery of emergency, intensivist and hospitalist physician services as well as transitional care which the Company refers to as "hospital related physician services." All of these Care Coordination services together with dialysis care and related services represent the Company's health care services.

In these unaudited consolidated financial statements, "FMC-AG & Co. KGaA," or the "Company" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. "Fresenius SE" and "Fresenius SE & Co. KGaA" refer to Fresenius SE & Co. KGaA. "Management AG" and the "General Partner" refer to Fresenius Medical Care Management AG which is FMC-AG & Co. KGaA's general partner and is wholly owned by Fresenius SE. "Management Board" refers to the members of the management board of Management AG and, except as otherwise specified, "Supervisory Board" refers to the supervisory board of FMC-AG & Co. KGaA. The term "North America Segment" refers to the North America operating segment, the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to the Asia-Pacific operating segment, and the term "Latin America Segment" refers to the Latin America operating segment. For further discussion of the Company's operating segments, see note 14.

Basis of presentation

The consolidated financial statements and other financial information included in the Company's quarterly reports on Form 6-K and its Annual Report on Form 20-F for 2018 were prepared solely in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"), using the euro as the Company's reporting currency. At March 31, 2019, there were no IFRS or International Financial Reporting Interpretation Committee ("IFRIC") interpretations as endorsed by the European Union relevant for interim reporting that differed from IFRS as issued by the IASB. As such, the accompanying condensed interim report complies with the requirements of International Accounting Standard ("IAS") 34, Interim Financial Reporting as well as with the rules concerning interim reporting as issued by the IASB.

The consolidated financial statements at March 31, 2019 and for the three months ended March 31, 2019 and 2018 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company's 2018 Annual Report on Form 20-F. The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

Starting on July 1, 2018, the Company's subsidiaries in Argentina applied IAS 29, Financial Reporting in Hyperinflationary Economies, due to the inflation in Argentina. Pursuant to IAS 29, the Company recorded a loss on its net monetary position of €5,189 for the three months ended March 31, 2019. The Company calculated the loss with the use of the Consumer Price Index (Índice de precios al consumidor) as published by the Argentine Statistics and Census Institute for the first three months ended March 31, 2019, which lists the level at 206 index points, a 12% increase since January 1, 2019.

As a result of the implementation of IFRS 16, Leases, the Company updated its accounting policies. Refer to "Recently implemented accounting pronouncements" below for further details on the updated policies. Excluding the policies update for IFRS 16, the accounting policies applied in the accompanying consolidated financial statements are the same as those applied in the consolidated financial statements as of December 31, 2018.

As of December 31, 2018, "Property, plant and equipment" included leased fixed assets of €36,402 recognized in accordance with IAS 17, Leases. These are transferred to the line item "Right-of-use assets" as of the beginning of fiscal year 2019.

As of December 31, 2018, "Current portion of long-term debt" included current lease liabilities from capital leases in accordance with IAS 17 of €9,387. From 2019, these are included in the balance sheet item "Current portion of long-term lease liabilities".

As of December 31, 2018, "Long-term debt, less current portion" included non-current lease liabilities from capital leases in accordance with IAS 17 of €26,757. From 2019, these are included in the balance sheet item "Long-term lease liabilities, less current portion".

In the consolidated statement of cash flows, in the comparative information for the period from January 1, 2018 to March 31, 2018, the line item "Repayments of long-term debt" included repayments of lease liabilities from capital leases in accordance with IAS 17 of €2,724. In the previous periods this line item was labeled as "Repayments of long-term debt and capital lease obligations". From 2019, these repayments are included in the line item "Repayments of lease liabilities" in accordance with IFRS 16.

Based on the IFRIC agenda decision relating to the applicability of IAS 12, Income Taxes, to the accounting for interest and penalties related to income taxes and an interpretation issued by the Accounting Standards Committee of Germany approved in September 2018, interest and penalties related to income taxes have been reclassified from income tax expense to interest expense, net in the amount of €2,957 for the three months ended March 31, 2018.

The results of operations for the three months ended March 31, 2019 are not necessarily indicative of the results of operations for the year ending December 31, 2019.

Recently implemented accounting pronouncements

The Company has prepared its consolidated financial statements at March 31, 2019 in conformity with IFRS in force for the interim periods on January 1, 2019. In the first quarter of 2019, the Company applied the following new standard relevant for its business for the first time:

IFRS 16

In January 2016, the IASB issued IFRS 16, which supersedes the current standard on lease-accounting, IAS 17, as well as the interpretations IFRIC 4, Determining whether an arrangement contains a lease, Standing Interpretations Committee ("SIC")-15, Operating leases—incentives and SIC-27, Evaluating the substance of transactions in the legal form of a lease.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

IFRS 16 significantly changes lessee accounting. For almost all leases, a lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.

Leases with a total maximum term of twelve months (short-term leases) and leases for underlying assets of low-value may be exempt from balance sheet recognition by applying an accounting policy choice. Depreciation of the right-of-use asset and interest on the lease liability must be recognized in the income statement for every on-balance lease contract. Therefore, straight-line rental expenses will no longer be shown for the vast majority of the leases. The lessor accounting requirements in IAS 17 are substantially carried forward.

The Company applies the modified retrospective method in accordance with IFRS 16 as the transition method. Accordingly, the cumulative effect from first-time application is recognized in the opening balance of retained earnings as of January 1, 2019 without adjustments to the comparative information of the previous period. In the application of the modified retrospective method, the carrying amount of the lease liability at the date of the initial application is determined by discounting the remaining lease payments of lease agreements that were classified as operating leases under IAS 17 using the term-, country-, and currency-specific incremental borrowing rate at date of initial application. Furthermore, right-of-use assets are to be recognized. In the application of the modified retrospective method, the carrying amount of the right-of-use asset equals the carrying amount of the lease liability adjusted for any prepaid or accrued lease payments. For a part of the existing contracts, the Company recognizes the right-of-use asset with its carrying amount assuming the new standard had been applied since the commencement date of the lease discounted using its term-, country-, and currency-specific incremental borrowing rate at the date of initial application.

Regarding the options and exemptions available upon the initial application of IFRS 16, the Company adopted the following approach:

•
IFRS 16 is only applied to contracts that were previously identified as leases under IAS 17 and IFRIC 4.

•
Recognition, valuation and disclosure principles of IFRS 16 are not applied to lease contracts with a lease term ending in less than 12 months from the date of the initial application. The respective lease contracts are accounted for as if they were short term leases and recognized as an expense accordingly.

•
Material initial direct costs are included in the measurement of a right-of-use asset with the carrying amount assuming the new standard was applied since the commencement date of the lease.

•
Upon initial recognition no impairment review is performed. The right-of-use assets are adjusted for onerous contract provisions, recognized on the consolidated balance sheet immediately before the date of initial application.

Right-of-use assets from lease contracts are classified in accordance with the Company's classification of property, plant and equipment:

•
Right-of-use assets: Land

•
Right-of-use assets: Buildings and improvements

•
Right-of-use assets: Machinery and equipment

In addition to the right-of-use asset categories above, prepayments on right-of-use assets are presented separately. Right-of-use assets from lease contracts and lease obligations are presented separately from property, plant and equipment and other financial debt in the consolidated balance sheet.

For lease contracts that include both lease and non-lease components that are not separable from lease components, no allocation is performed. Each lease component and any associated non-lease components are accounted for as a single lease.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

Upon the initial application of IFRS 16 as of January 1, 2019, the Company recognized right-of-use assets of €4,266,753 and lease liabilities from third and related parties of €4,547,535. The cumulative effect from the first-time application is recognized in the opening balance of retained earnings (€115,219) as well as in non-controlling interests (€15,508) as of January 1, 2019.

The following table shows a reconciliation of the future minimum rental payments as of December 31, 2018 to the lease liabilities as of January 1, 2019:

Reconciliation of lease liabilities upon the initial application of IFRS 16 in € THOUS

Future minimum rental payments as of December 31, 2018 (IAS 17)	5,527,638
less short-term leases	(21,936)
less leases of low-value assets	(34,145)
other	(30,066)
Gross lease liabilities as of January 1, 2019	5,441,491

Discounting	(893,957)
Lease liabilities as a result of the initial application of IFRS 16 as of January 1, 2019	4,547,534

Lease liabilities from capital leases as of December 31, 2018 (IAS 17)	36,144

Lease liabilities as of January 1, 2019	4,583,678

The lease liabilities were discounted using the term-, country-, and currency-specific incremental borrowing rate as of January 1, 2019. The weighted average discount rate was 3.69%.

Leasing in the consolidated statements of income

The Company decided not to apply the guidance within IFRS 16 to short-term leases as well as leases for underlying assets of low-value. These lease payments will be recognized as expenses over the lease term.

The following table shows the effects from lease agreements on the consolidated statements of income in the first three months of fiscal year 2019:

Leasing in the consolidated statements of income

in € THOUS

For the three months ended March 31, 2019
Depreciation on right-of-use assets	168,893
Expenses relating to short-term leases	12,211
Expenses relating to leases of low-value assets	6,139
Expenses relating to variable lease payments	6,680
Income from subleasing right-of-use asset	55
Interest expense on lease liabilities	41,106

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

Leasing in the consolidated balance sheets

At March 31, 2019, the book values of right-of-use assets consisted of the following:

Right-of-use assets

in € THOUS

March 31, 2019
Right-of-use assets: Land	29,144
Right-of-use assets: Buildings and improvements	3,871,970
Right-of-use assets: Machinery and equipment	409,862

Right-of-use assets	4,310,976

In the first three months of fiscal year 2019, additions to right-of-use assets were €104,131.

Recent accounting pronouncements not yet adopted

The IASB issued the following new standard which is relevant for the Company:

IFRS 17, Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure related to the issuance of insurance contracts. IFRS 17 replaces IFRS 4, Insurance Contracts, which was brought in as an interim standard in 2004. IFRS 4 permitted the use of national accounting standards for the accounting of insurance contracts under IFRS. As a result of the varied application for insurance contracts there was a lack of comparability among peer groups. IFRS 17 eliminates this diversity in practice by requiring all insurance contracts to be accounted for using current values. The frequent updates to the insurance values are expected to provide more useful information to users of financial statements. IFRS 17 is effective for fiscal years beginning on or after January 1, 2021. Earlier adoption is permitted for entities that have also adopted IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers. The Company is evaluating the impact of IFRS 17 on the consolidated financial statements.

In the Company's view, all other pronouncements issued by the IASB do not have a material impact on the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

2. Notes to the consolidated statements of income

a)    Revenue

The Company has recognized the following revenue in the consolidated statement of income for the three months ended March 31, 2019 and 2018:

Revenue

in € THOUS

	For the three months ended March 31,
	2019			2018
	Revenue from contracts with customers	Other revenue	Total	Revenue from contracts with customers	Other revenue	Total
Health care services
Dialysis services	2,957,381	—	2,957,381	2,648,293	—	2,648,293
Care Coordination	299,544	60,383	359,927	507,244	53,258	560,502

	3,256,925	60,383	3,317,308	3,155,537	53,258	3,208,795

Health care products
Dialysis products	762,885	33,790	796,675	729,956	17,736	747,692
Non-dialysis products	18,574	—	18,574	19,142	—	19,142

	781,459	33,790	815,249	749,098	17,736	766,834

Total	4,038,384	94,173	4,132,557	3,904,635	70,994	3,975,629

b)    (Gain) loss related to divestitures of Care Coordination activities

On April 20, 2018, the Company signed a definitive agreement to divest its controlling interest in Sound Inpatient Physicians, Inc. ("Sound") to an investment consortium led by Summit Partners, L.P., ("Summit Consortium"). Upon receipt of the required regulatory approvals under the Hart-Scott-Rodino Antitrust Improvements Acts of 1976, as amended, and the satisfaction of customary closing conditions, the divestiture was consummated on June 28, 2018. The total transaction proceeds were $1,770,516 (€1,531,109), net of related tax payments. For the three months ended March 31, 2018, the pre-tax loss related to divestitures for Care Coordination activities was €13,103, which primarily related to the initial increase in valuation of Sound's share based payment program. Sound was included in Care Coordination within the North America Segment. The Company's history with Sound, prior to divestment, includes the following milestones:

•
In July 2014, the Company made an investment for a majority interest in Sound, a physician services organization focused on hospitalist, emergency, intensivist and post-acute care services, furthering its strategic investments and expanding the health care services we offer.

•
In November 2014, Sound acquired Cogent Healthcare, expanding Sound to serve over 180 hospitals in 35 states with more than 1,750 providers.

•
In 2017, the Company increased its interest in Sound raising the Company majority interest to almost 100% during the first half of 2017.

c)     Research and development expenses

Research and development expenses of €33,614 for the three months ended March 31, 2019 (for the three months ended March 31, 2018: €31,897) include expenditure for research and non-capitalizable development costs as well as depreciation and amortization expenses related to capitalized development costs of €92 (for the three months ended March 31, 2018: €80).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

d)    Earnings per share

The following table contains reconciliations of the numerators and denominators of the basic and fully diluted earnings per share computations for 2019 and 2018:

Reconciliation of Basic and Diluted Earnings per Share

in € THOUS, except share and per share data

	For the three months ended March 31,
	2019	2018
Numerator:
Net income attributable to shareholders of FMC-AG & Co. KGaA	270,749	278,555

Denominators:
Weighted average number of shares outstanding	306,659,364	306,453,070
Potentially dilutive shares	—	986,454

Basic earnings per share	0.88	0.91

Fully diluted earnings per share	0.88	0.91

Share buy-back program

In 2019, the Company will utilize the authorization granted by the Company's Annual General Meeting on May 12, 2016 to conduct a share buy-back program. The 2019 share buy-back program allows for a maximum of 6,000,000 shares to be repurchased at a total purchase price, excluding ancillary transaction costs, of up to €330,000 between March 12, 2019 and May 10, 2019. For the period ending March 31, 2019, the Company repurchased 1,629,240 shares, at an average weighted stock purchase price of €69.86.

As of March 31, 2019, the Company holds 2,629,191 treasury shares. These shares will be used solely to reduce the registered share capital of the Company by cancellation of the acquired shares.

The following tabular disclosure provides the number of shares acquired in the context of the share buy-back programs as well as the retired treasury stock:

Treasury Stock

Period	Average price paid per share	Total number of shares purchased and retired as part of publicly announced plans or programs	Total value of shares(1)
	in €		in € THOUS
December 31, 2017	65.63	1,659,951	108,931

Purchase of Treasury Stock
May 2018	86.69	173,274	15,020
June 2018	86.14	257,726	22,201

Repurchased Treasury Stock	86.37	431,000	37,221

Retirement of repurchased Treasury Stock
December 2018	87.23	1,091,000	95,159

December 31, 2018	51.00	999,951	50,993

Purchase of Treasury Stock
March 2019	69.86	1,629,240	113,816

March 31, 2019	62.69	2,629,191	164,809

(1)
The value of shares repurchased is inclusive of fees (net of taxes) paid in the amount of approximately €11, respectively, for services rendered.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

3. Acquisition of NxStage Medical, Inc.

On February 21, 2019, the Company acquired all of the outstanding shares of NxStage for $30.00 per common share. The total acquisition value of this business combination, net of cash acquired, is $1,976,235 (€1,740,563 at date of closing). NxStage is a leading medical technology company that develops, produces and markets an innovative product portfolio of medical devices for use in home dialysis and in the critical care setting. This acquisition is part of the Company's stated strategy to expand and complement its existing business through acquisitions. Generally, these acquisitions do not change the Company's business model and are easy to integrate without disruption to its existing business, requiring little or no realignment of its structures. The NxStage acquisition is consistent in this regard as it supplements the Company's existing business.

The following table summarizes the estimated fair values, as of the date of acquisition based upon information available, as of March 31, 2019, of assets acquired and liabilities assumed at the date of the acquisition. Any adjustments to acquisition accounting, net of related income tax effects, will be recorded with a corresponding adjustment to goodwill:

Estimated Fair Values of Assets Acquired and Liabilities Assumed—Preliminary

in $ THOUS

in USD
Cash and cash equivalents	47,203
Trade accounts and other receivables	34,062
Other current assets	88,987
Property, plant and equipment	85,470
Intangible assets and other assets	818,150
Goodwill	1,165,289
Accounts payable, current provisions and other current liabilities	(69,456)
Income tax payable and deferred taxes	(119,086)
Other liabilities	(23,118)
Noncontrolling interests (subject and not subject to put provisions)	(4,063)

Total acquisition cost	2,023,438

Less:
Cash acquired	(47,203)

Net Cash paid	1,976,235

As of the acquisition date, it is estimated that amortizable intangible assets acquired in this acquisition will have weighted average useful lives of 13 years.

Goodwill in the amount of $1,165,289 was acquired as part of the NxStage acquisition and is allocated to the North America Segment.

NxStage's results have been included in the Company's consolidated statement of income since February 21, 2019. Specifically, NxStage has contributed revenue and an operating loss in the amount of $33,805 (€29,764) and $12,655 (€11,142) respectively, to the Company's consolidated operating income. This operating loss amount does not include synergies which may have resulted at consolidated entities outside NxStage since the acquisition closed.

Pro forma financial information

The following financial information, on a pro forma basis, reflects the consolidated results of operations for the three months ended March 31, 2019 as if the NxStage acquisition had been consummated on January 1, 2019 and excludes related transaction costs. The pro-forma financial information is not

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

necessarily indicative of the results of operations as it would have been had the transactions been consummated on January 1, 2019.

Pro forma financial Information

in € THOUS, except per share data

2019
in EUR
Pro forma revenue	4,176,790
Pro forma net income attributable to shareholders of FMC-AG & Co. KGaA	254,538
Basic earnings per share	0.83
Fully diluted earnings per share	0.83

4. Related party transactions

Fresenius SE is the Company's largest shareholder and owns 30.92% of the Company's outstanding shares, excluding treasury shares held by the Company, at March 31, 2019. The Company has entered into certain arrangements for services and products with Fresenius SE or its subsidiaries and with certain of the Company's equity method investees as described in item a) below. The arrangements for leases with Fresenius SE or its subsidiaries are described in item b) below. The Company's terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company's ordinary course of business transactions with unrelated parties and the Company believes that these arrangements reflect fair market terms. The Company utilizes various methods to verify the commercial reasonableness of its related party arrangements. Financing arrangements as described in item c) below have agreed upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item d) below. Our related party transactions are settled through Fresenius SE's cash management system where appropriate.

a)    Service agreements and products

The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. The Company also provides central purchasing services to the Fresenius SE Companies. These related party agreements generally have a duration of 1 to 5 years and are renegotiated on an as needed basis when the agreement comes due. The Company provides administrative services to one of its equity method investees.

The Company sold products to the Fresenius SE Companies and made purchases from the Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. ("FMCH") purchases heparin supplied by Fresenius Kabi USA, Inc. ("Kabi USA"), through an independent group purchasing organization ("GPO"). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm's length on behalf of all members of the GPO.

The Company entered into a ten year agreement with a Fresenius SE Company for the manufacturing of infusion bags. In order to establish the new production line, the Company purchased machinery from the Fresenius SE company in the amount of €250 during the three months ended March 31, 2019.

In December 2010, the Company and Galenica Ltd. (now known as Vifor Pharma Ltd.) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., ("VFMCRP"), an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from VFMCRP.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

Below is a summary, including the Company's receivables from and payables to the indicated parties resulting from the above described transactions with related parties.

Service agreements and products with related parties

in € THOUS

	For the three months ended March 31, 2019		For the three months ended March 31, 2018		March 31, 2019		December 31, 2018
	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Service agreements(1)
Fresenius SE	32	5,182	70	5,724	1,064	3,149	378	4,019
Fresenius SE affiliates	940	24,652	876	24,455	849	7,946	681	8,470
Equity method investees	730	—	5,060	—	78	—	2,449	—

Total	1,702	29,834	6,006	30,179	1,991	11,095	3,508	12,489

Products
Fresenius SE affiliates	9,862	8,290	7,907	9,075	11,062	3,699	8,750	3,658
Equity method investees	—	151,645	—	121,021	—	112,907	—	57,975

Total	9,862	159,935	7,907	130,096	11,062	116,606	8,750	61,633

(1)
In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €6,687 and €9,376 at March 31, 2019 and December 31, 2018, respectively.

b)    Lease agreements

In addition to the above-mentioned product and service agreements, the Company is a party to real estate lease agreements with the Fresenius SE Companies, which mainly include leases for the Company's corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The majority of the leases expire at the end of 2026.

Below is a summary resulting from the above described lease agreements with related parties. For information on the implementation of IFRS 16, see note 1.

Lease agreements with related parties

in € THOUS

	For the three months ended March 31, 2019			For the three months ended March 31, 2018		March 31, 2019
	Depreciation	Interest expense	Lease expense(1)	Lease income	Lease expense	Right-of-use asset	Lease liability
Fresenius SE	1,214	137	854	—	2,069	35,219	35,286
Fresenius SE affiliates	3,089	353	161	—	3,692	97,966	98,116

Total	4,303	490	1,015	—	5,761	133,185	133,402

(1)
Short-term leases and expenses relating to variable lease payments are exempted from balance sheet recognition.

c)     Financing

The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of March 31, 2019 and December 31, 2018, the Company had accounts receivable from Fresenius SE related to short-term financing in the amount of €80,388 and €80,228, respectively. As of March 31, 2019 and December 31, 2018, the Company had accounts payable to Fresenius SE related to short-term financing in the amount of €76,784 and €32,454, respectively. The interest rates for these cash management arrangements are set on a

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

daily basis and are based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

On August 19, 2009, the Company borrowed €1,500 from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due August 22, 2019 with an interest rate of 0.825%. On November 28, 2013, the Company borrowed an additional €1,500 with an interest rate of 1.875% from the General Partner. The loan repayment has been extended periodically and is currently due on November 23, 2019 with an interest rate of 0.825%.

At March 31, 2019 and December 31, 2018, a subsidiary of Fresenius SE held unsecured bonds issued by the Company in the amount of €5,000 and €6,000, respectively. The bonds were issued in 2011 and 2012, mature in 2021 and 2019, respectively, and each has a coupon rate of 5.25% with interest payable semiannually.

At March 31, 2019 and December 31, 2018, the Company borrowed from Fresenius SE in the amount of €104,400 on an unsecured basis at an interest rate of 0.825% and €185,900 on an unsecured basis at an interest rate of 0.825%, respectively. For further information on this loan agreement, see note 8.

d)    Key management personnel

Due to the Company's legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €8,028 and €4,016, respectively, for its management services during the three months ended March 31, 2019 and 2018. As of March 31, 2019 and December 31, 2018, the Company had accounts receivable from the General Partner in the amount of €1,840 and €176, respectively. As of March 31, 2019 and December 31, 2018, the Company had accounts payable to the General Partner in the amount of €5,899 and €47,205, respectively.

5. Cash and cash equivalents

As of March 31, 2019 and December 31, 2018, cash and cash equivalents are as follows:

Cash and cash equivalents

in € THOUS

	March 31, 2019	December 31, 2018
Cash	705,731	831,885
Securities and time deposits	253,057	1,313,747

Cash and cash equivalents	958,788	2,145,632

The cash and cash equivalents disclosed in the table above, and in the consolidated statements of cash flows, include at March 31, 2019 an amount of €5,740 (December 31, 2018: €5,002) from collateral requirements towards an insurance company in North America that are not available for use.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

6. Trade accounts and other receivables

As of March 31, 2019 and December 31, 2018, trade accounts and other receivables are as follows:

Trade accounts and other receivables

in € THOUS

	March 31, 2019		December 31, 2018
		thereof Credit- Impaired		thereof Credit- Impaired
Trade accounts and other receivables, gross	3,980,307	387,850	3,455,721	325,240
thereof Finance Lease Receivables	44,037	—	28,726	—
less allowances	(123,416)	(87,056)	(118,015)	(85,775)

Trade accounts and other receivables	3,856,891	300,794	3,337,706	239,465

The other receivables in the amount of €79,627 include receivables from finance leases, operating leases and insurance contracts (December 31, 2018: €66,496).

All trade accounts and other receivables are due within one year. A small portion of the trade account receivables are subject to factoring agreements.

Trade accounts receivables and finance lease receivables with a term of more than one year in the amount of €120,479 (December 31, 2018: €120,668) are included in the balance sheet item "Other non-current assets."

7. Inventories

At March 31, 2019 and December 31, 2018, inventories consisted of the following:

Inventories

in € THOUS

	March 31, 2019	December 31, 2018
Finished goods	895,533	774,133
Health care supplies	470,202	391,593
Raw materials and purchased components	237,664	224,054
Work in process	92,259	77,023

Inventories	1,695,658	1,466,803

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

8. Short-term debt and short-term debt from related parties

At March 31, 2019 and December 31, 2018, short-term debt and short-term debt from related parties consisted of the following:

Short-term debt and short-term debt from related parties

in € THOUS

	March 31, 2019	December 31, 2018
Commercial paper program	999,834	999,873
Borrowings under lines of credit	318,540	204,491
Other	1,623	930

Short-term debt	1,319,997	1,205,294
Short-term debt from related parties (see note 4c)	107,400	188,900

Short-term debt and short-term debt from related parties	1,427,397	1,394,194

The Company and certain consolidated entities operate a multi-currency notional pooling cash management system. The Company met the conditions to offset balances within this cash pool for reporting purposes. At March 31, 2019, cash and borrowings under lines of credit in the amount of €113,238 (December 31, 2018: €122,256) were offset under this cash management system.

Commercial paper program

The Company maintains a commercial paper program under which short-term notes of up to €1,000,000 can be issued. At March 31, 2019, the outstanding commercial paper amounted to €1,000,000 (December 31, 2018: €1,000,000).

Other

At March 31, 2019, the Company had €1,623 (December 31, 2018: €930) of other debt outstanding related to fixed payments outstanding for acquisitions.

Short-term debt from related parties

The Company is party to an unsecured loan agreement with Fresenius SE under which the Company or FMCH may request and receive one or more short-term advances up to an aggregate amount of $400,000 until maturity on July 31, 2022. For further information on short-term debt from related parties, see note 4 c).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

9. Long-term debt

As of March 31, 2019 and December 31, 2018, long-term debt consisted of the following:

Long-term debt

in € THOUS

	March 31, 2019	December 31, 2018
Amended 2012 Credit Agreement	2,296,088	1,887,357
Bonds	3,752,592	3,700,446
Convertible Bonds	394,794	393,232
Accounts Receivable Facility	589,779	—
Capital lease obligations(1)	—	36,144
Other	159,725	134,855

Long-term debt(2)	7,192,978	6,152,034
Less current portion	(1,511,815)	(1,106,519)

Long-term debt, less current portion(2)	5,681,163	5,045,515

(1)
As of December 31, 2018, this line item included lease liabilities from capital leases in accordance with IAS 17. From 2019, these are transferred to balance sheet items "Current portion of long-term lease liabilities" and "Long-term lease liabilities, less current portion" (see Note 1).

(2)
Labeled as "Long-term debt and capital lease obligations" as of December 31, 2018, this line item included lease liabilities from capital leases in accordance with IAS 17. From 2019, these are transferred to balance sheet item "Long-term lease liabilities, less current portion" (see Note 1).

Amended 2012 Credit Agreement

The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at March 31, 2019 and December 31, 2018:

Amended 2012 Credit Agreement—Maximum amount available and balance outstanding in THOUS

	Maximum amount available March 31, 2019		Balance outstanding March 31, 2019(1)
Revolving credit USD 2017 / 2022	$900,000	€801,068	$246,345	€219,266
Revolving credit EUR 2017 / 2022	€600,000	€600,000	€200,000	€200,000
USD term loan 2017 / 2022	$1,320,000	€1,174,900	$1,320,000	€1,174,900
EUR term loan 2017 / 2022	€308,000	€308,000	€308,000	€308,000
EUR term loan 2017 / 2020	€400,000	€400,000	€400,000	€400,000

		€3,283,968		€2,302,166

	Maximum amount available December 31, 2018		Balance outstanding December 31, 2018(1)
Revolving credit USD 2017 / 2022	$900,000	€786,026	$—	€—
Revolving credit EUR 2017 / 2022	€600,000	€600,000	€—	€—
USD term loan 2017 / 2022	$1,350,000	€1,179,039	$1,350,000	€1,179,039
EUR term loan 2017 / 2022	€315,000	€315,000	€315,000	€315,000
EUR term loan 2017 / 2020	€400,000	€400,000	€400,000	€400,000

		€3,280,065		€1,894,039

(1)
Amounts shown are excluding debt issuance costs.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

Accounts Receivable Facility

The following table shows the available and outstanding amounts under the Accounts Receivable Facility at March 31, 2019 and at December 31, 2018:

Accounts Receivable Facility—Maximum amount available and balance outstanding in THOUS

	Maximum amount available March 31, 2019(1)		Balance outstanding March 31, 2019(2)
Accounts Receivable Facility	$900,000	€801,068	$663,500	€590,565

	Maximum amount available December 31, 2018(1)		Balance outstanding December 31, 2018(2)
Accounts Receivable Facility	$900,000	€786,026	$—	€—

(1)
Subject to availability of sufficient accounts receivable meeting funding criteria.

(2)
Amounts shown are excluding debt issuance costs.

The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $26,631 and $26,631 (€23,704 and €23,259) at March 31, 2019 and December 31, 2018, respectively. These letters of credit are not included above as part of the balance outstanding at March 31, 2019 and December 31, 2018; however, they reduce available borrowings under the Accounts Receivable Facility.

10. Supplementary information on capital management

As of March 31, 2019 and December 31, 2018 the total equity in percent of total assets was 40.9% and 49.2%, respectively, and the debt in percent of total assets was 40.9% and 28.8%, respectively.

Further information on the Company's capital management is available in the Annual Report on Form 20-F as of December 31, 2018.

The Company's financing structure and business model are reflected in the investment grade ratings. The Company is covered and rated investment grade by the three leading rating agencies, Moody's, Standard & Poor's and Fitch.

Rating(1)

	Standard & Poor's	Moody's	Fitch
Corporate Credit Rating	BBB–	Baa3	BBB–
Outlook	positive	stable	stable

(1)
A rating is not a recommendation to buy, sell or hold securities of the Company, and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

11. Employee benefit plans

The Company currently has five principal pension plans, one for German employees, three for French employees and the other covering employees in the United States, the last of which was curtailed in 2002. Plan benefits are generally based on years of service and final salary. As there is no legal requirement in Germany to fund defined benefit plans, the Company's pension obligations in Germany are unfunded. Each year FMCH contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. In 2019, FMCH did not have a minimum funding requirement. For the first three months of 2019, the Company voluntarily provided €294

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

to the defined benefit plan. For the remaining period of 2019, the Company expects further voluntarily contributions of €812.

The following table provides the calculations of net periodic benefit cost for the three months ended March 31, 2019 and 2018, respectively.

Net periodic benefit cost

in € THOUS

	For the three months ended March 31,
	2019	2018
Current service cost	7,444	6,794
Net interest cost	3,454	3,208

Net periodic benefit costs	10,898	10,002

12. Commitments and contingencies

Legal and regulatory matters

The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. The Company records its litigation reserves for certain legal proceedings and regulatory matters to the extent that the Company determines an unfavorable outcome is probable and the amount of loss can be reasonably estimated. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

On February 15, 2011, a whistleblower (relator) action under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator's complaint, which was first filed under seal in February 2009, alleged that FMCH sought and received reimbursement from government payors for serum ferritin and multiple forms of hepatitis B laboratory tests that were medically unnecessary or not properly ordered by a physician. Discovery on the relator's complaint closed in May 2015. Although the United States initially declined to intervene in the case, the government subsequently changed position. On April 3, 2017, the court allowed the government to intervene with respect only to certain hepatitis B surface antigen tests performed prior to 2011, when Medicare reimbursement rules for such tests changed. The court has subsequently rejected government requests to conduct new discovery and to add counts to its complaint-in-intervention that would expand upon the relator's complaint, but has allowed FMCH to take discovery against the government as if the government had intervened at the outset.

Beginning in 2012, the Company received certain communications alleging conduct in countries outside the United States that might violate the Foreign Corrupt Practices Act or other anti-bribery laws. The Company conducted investigations with the assistance of outside counsel and, in a continuing dialogue, advised the Securities and Exchange Commission and the United States Department of Justice (collectively and interchangeably the "government") about these investigations. The government also conducted its own investigations, in which the Company cooperated.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

In the course of this dialogue, the Company identified and reported to the government, and took remedial actions including employee disciplinary actions with respect to, conduct that resulted in the government seeking monetary penalties including disgorgement of profits and other remedies. This conduct revolved principally around the Company's products business in countries outside the United States.

The Company recorded charges of €200,000 in 2017 and €77,200 in 2018 encompassing estimates for the government's claims for profit disgorgement, penalties, certain legal expenses, and other related costs or asset impairments believed likely to be necessary for full and final resolution, by litigation or settlement, of the claims and issues arising from the investigation. The increase recorded in 2018 took into consideration preliminary understandings with the government on the financial terms of a potential settlement. Following this increase, which takes into account incurred and anticipated legal expenses, impairments and other costs, the provision totals €223,980 as of December 31, 2018.

On March 29, 2019, the Company entered into a non-prosecution agreement with the DOJ and a separate agreement with the SEC intended to resolve fully and finally the government's claims against the Company arising from the investigations. The Company agreed to pay a combined total in penalties and disgorgement of approximately $231,700 to the government in connection with these agreements. As part of the settlement, the Company further agreed to retain an independent compliance monitor for a period of two years and to an additional year of self-reporting.

The Company continues to cooperate with government authorities in Germany in their review of the issues resolved in the U.S. settlement.

The Company continues to implement enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws. The Company continues to be fully committed to compliance with the Foreign Corrupt Practices Act and other applicable anti-bribery laws.

Personal injury litigation involving the Company's acid concentrate product, labeled as Granuflo® or Naturalyte®, first arose in 2012 and was substantially resolved by settlement agreed in principle in February 2016 and consummated in November 2017. Remaining individual personal injury cases do not present material risk.

The Company's affected insurers agreed to the settlement of the acid concentrate personal injury litigation and funded $220,000 of the settlement fund under a reciprocal reservation of rights encompassing certain coverage issues raised by insurers and the Company's claims for indemnification of defense costs. The Company accrued a net expense of $60,000 in connection with the settlement, including legal fees and other anticipated costs. Following entry into the settlement, the Company's insurers in the AIG group and the Company each initiated litigation against the other relating to the AIG group's coverage obligations under applicable policies. In the coverage litigation, the AIG group seeks to be indemnified by the Company for a portion of its $220,000 outlay; the Company seeks to confirm the AIG group's $220,000 funding obligation, to recover defense costs already incurred by the Company, and to compel the AIG group to honor defense and indemnification obligations, if any, required for resolution of cases not participating in the settlement. As a result of decisions on issues of venue, the coverage litigation is proceeding in the New York state trial court for Manhattan. (National Union Fire Insurance v. Fresenius Medical Care, 2016 Index No. 653108 (Supreme Court of New York for New York County)).

Four institutional plaintiffs filed complaints against FMCH or its affiliates under state deceptive practices statutes resting on certain background allegations common to the GranuFlo®/NaturaLyte® personal injury litigation but seeking as a remedy the repayment of sums paid to FMCH that are attributable to the GranuFlo®/NaturaLyte® products. These cases implicate different legal standards, theories of liability and forms of potential recovery from those in the personal injury litigation and their claims were not extinguished by the personal injury litigation settlement described above. The four plaintiffs were the Attorneys General for the States of Kentucky, Louisiana and Mississippi and the commercial insurance company Blue Cross Blue Shield of Louisiana in its private capacity. State of Mississippi ex rel. Hood, v. Fresenius Medical Care Holdings, Inc., No. 14-cv-152 (Chancery Court, DeSoto County); State of Louisiana

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

ex re. Caldwell and Louisiana Health Service & Indemnity Company v. Fresenius Medical Care Airline, et al 2016 Civ. 11035 (U.S.D.C. D. Mass.); Commonwealth of Kentucky ex rel. Beshear v. Fresenius Medical Care Holdings, Inc. et al., No. 16-CI-00946 (Circuit Court, Franklin County). On February 12, 2019, agreement was reached to settle and resolve Kentucky's claims in Beshear in exchange for FMCH´s payment of $10,300 and the case has been dismissed. On April 1, 2019, agreement was reached to settle and resolve Mississippi's claims in Hood for $15,700 and activity has ceased in that case pending the court's expected approval. The Caldwell and Blue Cross Louisiana cases remain unresolved and are proceeding together in federal court in Boston but are subject to undecided motions for severance and remand. There is no trial date in either case. The Company has additionally increased its litigation reserves to account for anticipated settlement of some, but not all, of the remaining payor cases. However, at the present time there are no agreements in principle for resolving the remaining cases and litigation through final adjudication may be required in all of them.

On September 6, 2018, a special-purpose entity organized under Delaware law for the purpose of pursuing litigation filed a Pure Bill of Discovery in a Florida county court seeking discovery from FMCH related to the personal injury settlement, but no other relief. MSP Recovery Claims Series LLC v. Fresenius Medical Care Holdings, No. 2018-030366-CA-01 (11th Judicial Circuit, Dade County, Florida). The Pure Bill was thereafter removed to federal court and transferred into the multidistrict Fresenius Granuflo/Naturalyte Dialysate Products Liability Litigation in Boston. No.1:13-MD-02428-DPW (D. Mass. 2013). On March 12, 2019, plaintiff amended its Pure Bill by filing a complaint claiming rights to recover monetary damages on behalf of various persons and entities who are alleged to have assigned to plaintiff their rights to recover monetary damages arising from their having provided or paid for medical services for dialysis patients receiving treatments using FMCH's acid concentrate product. FMCH is responding to the amended complaint.

In August 2014, FMCH received a subpoena from the United States Attorney for the District of Maryland inquiring into FMCH's contractual arrangements with hospitals and physicians involving contracts relating to the management of in-patient acute dialysis services. FMCH is cooperating in the investigation.

In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act alleging a conspiracy pursuant to which certain Liberty Dialysis subsidiaries of FMCH overbilled Hawaii Medicaid for Liberty's Epogen® administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of FMCH's acquisition of Liberty. Hawaii v. Liberty Dialysis—Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit). The State alleges that Liberty acted unlawfully by relying on incorrect and unauthorized billing guidance provided to Liberty by Xerox State Healthcare LLC, which acted as Hawaii's contracted administrator for its Medicaid program reimbursement operations during the relevant period. The amount of the overpayment claimed by the State is approximately $8,000, but the State seeks civil remedies, interest, fines, and penalties against Liberty and FMCH under the Hawaii False Claims Act substantially in excess of the overpayment. After prevailing on motions by Xerox to preclude it from doing so, FMCH is pursuing third-party claims for contribution and indemnification against Xerox. The State's False Claims Act complaint was filed after Liberty initiated an administrative action challenging the State's recoupment of alleged overpayments from sums currently owed to Liberty. The civil litigation and administrative action are proceeding in parallel. Trial in the civil litigation is scheduled for April 2020.

On August 31, 2015, FMCH received a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) inquiring into FMCH's participation in and management of dialysis facility joint ventures in which physicians are partners. FMCH continues to cooperate in the Denver United States Attorney's Office ("USAO") investigation, which has come to focus on purchases and sales of minority interests in ongoing outpatient facilities between FMCH and physician groups.

On November 25, 2015, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) also inquiring into FMCH's involvement in certain dialysis facility joint ventures in New York. On September 26, 2018, the Brooklyn USAO declined to intervene on the qui tam complaint filed under seal in 2014 that gave rise to this investigation. CKD

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

Project LLC v. Fresenius Medical Care, 2014 Civ. 6646 (E.D.N.Y. November 12, 2014). The court unsealed the complaint, allowing the relator to serve and proceed on its own. The relator—a special-purpose entity formed by law firms to pursue qui tam proceedings—has served its complaint and litigation is proceeding.

Beginning October 6, 2015, the United States Attorney for the Eastern District of New York (Brooklyn) has led an investigation, through subpoenas issued under the False Claims Act, utilization and invoicing by the Company's subsidiary Azura Vascular Care for a period beginning after the Company's acquisition of American Access Care LLC ("AAC") in October 2011. The Company has cooperated in the Brooklyn USAO investigation, which is continuing. Allegations against AAC arising in districts in Connecticut, Florida and Rhode Island relating to utilization and invoicing were settled in 2015.

On October 22, 2018, the United States Attorney for the Southern District of New York (Manhattan) announced a False Claims Act settlement for up to $18,400 with Vascular Access Centers LP, a competitor of AAC and Azura. Simultaneously, the 2012 qui tam (whistleblower) complaint that gave rise to the investigation was unsealed. Levine v. Vascular Access Centers, 2012 Civ. 5103 (S.D.N.Y.). That qui tam complaint names as defendants, among others in the dialysis industry, subsidiaries and employees of the Company engaged in the vascular access business. The Manhattan USAO did not intervene against non-settling defendants, allowing the relator to proceed on his own against those defendants. The relator subsequently dismissed with prejudice the defendants related to FMCH.

On June 30, 2016, FMCH received a subpoena from the United States Attorney for the Northern District of Texas (Dallas) seeking information under the False Claims Act about the use and management of pharmaceuticals including Velphoro®. The investigation encompasses DaVita, Amgen, Sanofi, and other pharmaceutical manufacturers and includes inquiries into whether certain compensation transfers between manufacturers and pharmacy vendors constituted unlawful kickbacks. The Company understands that this investigation is substantively independent of the $63,700 settlement by DaVita Rx announced on December 14, 2017 in the matter styled United States ex rel. Gallian v. DaVita Rx, 2016 Civ. 0943 (N.D. Tex.). FMCH is cooperating in the investigation.

On November 18, 2016, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) seeking documents and information relating to the operations of Shiel Medical Laboratory, Inc., which FMCH acquired in October 2013. In the course of cooperating in the investigation and preparing to respond to the subpoena, FMCH identified falsifications and misrepresentations in documents submitted by a Shiel salesperson that relate to the integrity of certain invoices submitted by Shiel for laboratory testing for patients in long term care facilities. On February 21, 2017, FMCH terminated the employee and notified the United States Attorney of the termination and its circumstances. The terminated employee's conduct is expected to result in demands for the Company to refund overpayments and to pay related penalties under applicable laws, but the monetary value of such payment demands cannot yet be reasonably estimated. The Brooklyn USAO continues to investigate a range of issues involving Shiel, including allegations of improper compensation (kickbacks) to physicians, and has disclosed that multiple sealed qui tam complaints underlie the investigation.

On December 12, 2017, the Company sold to Quest Diagnostics certain Shiel operations that are the subject of this Brooklyn subpoena, including the misconduct reported to the United States Attorney. Under the sale agreement, the Company retains responsibility for the Brooklyn investigation and its outcome. The Company continues to cooperate in the ongoing investigation.

On December 14, 2016, the Center for Medicare & Medicaid Services ("CMS"), which administers the federal Medicare program, published an Interim Final Rule ("IFR") titled "Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party Payment." The IFR would have amended the Conditions for Coverage for dialysis providers, like FMCH and would have effectively enabled insurers to reject premium payments made by or on behalf of patients who received grants for individual market coverage from the American Kidney Fund ("AKF" or "the Fund"). The IFR could thus have resulted in those patients losing individual insurance market coverage. The loss of coverage for these patients would have had a material and adverse impact on the operating results of FMCH.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

On January 25, 2017, a federal district court in Texas responsible for litigation initiated by a patient advocacy group and dialysis providers including FMCH preliminarily enjoined CMS from implementing the IFR. Dialysis Patient Citizens v. Burwell, 2017 Civ. 0016 (E.D. Texas, Sherman Div.). The preliminary injunction was based on CMS' failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute.

On June 22, 2017, CMS requested a stay of proceedings in the litigation pending further rulemaking concerning the IFR. CMS stated, in support of its request, that it expects to publish a Notice of Proposed Rulemaking in the Federal Register and otherwise pursue a notice-and-comment process. Plaintiffs in the litigation, including FMCH, consented to the stay, which was granted by the court on June 27, 2017.

On January 3, 2017, FMCH received a subpoena from the United States Attorney for the District of Massachusetts under the False Claims Act inquiring into FMCH's interactions and relationships with the AKF, including FMCH's charitable contributions to the Fund and the Fund's financial assistance to patients for insurance premiums. FMCH is cooperating in the investigation, which is part of a broader investigation into charitable contributions in the medical industry. The Company believes that the investigation revolves around conduct alleged to be unlawful in United Healthcare v. American Renal Associates, 2018 Civ. 10622 (D. Mass.), but believes that such unlawful conduct was not undertaken by the Company. On July 2, 2018, American Renal Associates announced that it had reached a settlement in principle of the United Healthcare litigation. The Company lacks information necessary to assess how the American Renal Associates settlement may impact the United States Attorney's investigation.

On April 8, 2019, United Healthcare served a demand for arbitration against FMCH. The demand asserts that FMCH unlawfully "steered" patients by waiving co-payments and other means away from coverage under government-funded insurance plans including Medicare into United's commercial plans, including Affordable Care Act exchange plans. FMCH is contesting United's claims and demands.

In early May 2017, the United States Attorney for the Middle District of Tennessee (Nashville) issued identical subpoenas to FMCH and two subsidiaries under the False Claims Act concerning the Company's retail pharmaceutical business. The investigation is exploring allegations related to improper inducements to dialysis patients to fill oral prescriptions through FMCH's pharmacy service, improper billing for returned pharmacy products and other allegations similar to those underlying the $63,700 settlement by DaVita Rx in Texas announced on December 14, 2017. United States ex rel. Gallian, 2016 Civ. 0943 (N.D. Tex.). FMCH is cooperating in the investigation.

On March 12, 2018, Vifor Fresenius Medical Care Renal Pharma Ltd. and Vifor Fresenius Medical Care Renal Pharma France S.A.S. (collectively, "VFMCRP") (the joint venture between Galenica (Vifor) and FMC-AG & Co. KGaA), filed a complaint for patent infringement against Lupin Atlantis Holdings SA and Lupin Pharmaceuticals Inc. (collectively, "Lupin"), and Teva Pharmaceuticals USA, Inc. ("Teva") in the U.S. District Court for the District of Delaware (Case 1:18-cv-00390-LPS). The patent infringement action is in response to Lupin and Teva's filings of Abbreviated New Drug Applications (ANDA) with the FDA for generic versions of Velphoro®. Velphoro® is protected by patents listed in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. The complaint was filed within the 45-day period provided for under the Hatch-Waxman legislation, and triggered a stay of FDA approval of the ANDAs for 30 months (2.5 years) (specifically, up to July 29, 2020 for Lupin's ANDA; and August 6, 2020 for Teva's ANDA), or a shorter time if a decision in the infringement suit is reached that the patents-at-issue are invalid or not infringed. Recently, in response to another ANDA being filed for a generic Velphoro®, VFMCRP filed a complaint for patent infringement against Annora Pharma Private Ltd., and Hetero Labs Ltd. (collectively, "Annora"), in the U.S. District Court for the District of Delaware on December 17, 2018. A 30-month stay of FDA approval of Annora's ANDA will run through to May 30, 2021.

On December 17, 2018, FMCH was served with a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) as part of an investigation of allegations against DaVita, Inc. involving transactions between FMCH and DaVita. The subject transactions include sales and

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

purchases of dialysis facilities, dialysis-related products and pharmaceuticals, including dialysis machines and dialyzers, and contracts for certain administrative services. FMCH is cooperating in the investigation.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other healthcare providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other health care facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the U.S. Food and Drug Administration ("FDA") and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company's products and/or criminal prosecution. FMCH is currently engaged in remediation efforts with respect to one pending FDA warning letter. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

The Company operates many facilities and handles the personal data ("PD") of its patients and beneficiaries throughout the United States and other parts of the world, and engages with other business associates to help it carry out its health care activities. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and its business associates. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules, the EU's General Data Protection Regulation and or other similar laws ("Data Protection Laws") when there has been impermissible use, access, or disclosure of unsecured PD or when the Company or its business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or a data breach that results in impermissible use, access or disclosure of personal identifying information of its employees, patients and beneficiaries. On those occasions, the Company must comply with applicable breach notification requirements.

The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of its employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company's policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

False Claims Act, Data Protection Laws, the Health Information Technology for Economic and Clinical Health Act and the Foreign Corrupt Practices Act, among other laws and comparable state laws or laws of other countries.

Physicians, hospitals and other participants in the healthcare industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

In Germany, the tax audits for the years 2006 through 2009 have been substantially completed. The German tax authorities have indicated a re-qualification of dividends received in connection with intercompany mandatorily redeemable preferred shares into fully taxable interest payments for these and subsequent years until 2013. The Company has defended its position and will avail itself of appropriate remedies. An adverse determination with respect to fully taxable interest payments related to intercompany mandatorily redeemable preferred shares and the disallowance of certain other tax deductions could have a material adverse effect on the Company's financial condition and results of operations.

The Company is also subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions in the ordinary course of business. Tax authorities routinely pursue adjustments to the Company's tax returns and disallowances of claimed tax deductions. When appropriate, the Company defends these adjustments and disallowances and asserts its own claims. A successful tax related claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition and results of operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company's other known individual contingent liabilities is immaterial.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

13. Financial instruments

The following tables show the carrying amounts and fair values of the Company's financial instruments at March 31, 2019 and December 31, 2018:

Carrying amount and fair value of financial instruments

in € THOUS

	Carrying amount					Fair value
March 31, 2019	Amortized cost	FVPL	FVOCI	Not classified	Total	Level 1	Level 2	Level 3
Cash and cash equivalents(1)	705,731	253,057	—	—	958,788	—	253,057	—
Trade accounts and other receivables	3,801,501	—	—	55,390	3,856,891	—	—	—
Accounts receivable from related parties	95,281	—	—	—	95,281	—	—	—
Derivatives—cash flow hedging instruments	—	—	—	1,232	1,232	—	1,232	—
Derivatives—not designated as hedging instruments	—	29,646	—	—	29,646	—	29,646	—
Equity investments	—	113,668	33,608	—	147,276	13,045	134,231	—
Debt securities	—	94,223	256,902	—	351,125	346,508	4,617	—
Other financial assets	127,088	—	—	105,063	232,151	—	—	—

Other current and non-current assets	127,088	237,537	290,510	106,295	761,430	—	—	—

Financial assets	4,729,601	490,594	290,510	161,685	5,672,390	—	—	—

Accounts payable	707,774	—	—	—	707,774	—	—	—
Accounts payable to related parties	210,384	—	—	—	210,384	—	—	—
Short-term debt and short-term debt from related parties	1,427,397	—	—	—	1,427,397	—	—	—
Long-term debt	7,192,978	—	—	—	7,192,978	4,331,857	3,049,725	—
Long-term lease liabilities and long-term lease liabilities from related parties	—	—	—	4,612,064	4,612,064	—	—	—
Derivatives—cash flow hedging instruments	—	—	—	4,874	4,874	—	4,874	—
Derivatives—not designated as hedging instruments	—	40,184	—	—	40,184	—	40,184	—
Variable payments outstanding for acquisitions	—	135,161	—	—	135,161	—	—	135,161
Noncontrolling interest subject to put provisions	—	—	—	831,630	831,630	—	—	831,630
Other financial liabilities	1,275,539	—	—	—	1,275,539	—	—	—

Other current and non-current liabilities	1,275,539	175,345	—	836,504	2,287,388	—	—	—

Financial liabilities	10,814,072	175,345	—	5,448,568	16,437,985	—	—	—

(1)
Highly liquid short-term investments are categorized in level 2 of the fair value hierarchy. Other cash and cash equivalents is not categorized.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

Carrying amount and fair value of financial instruments

in € THOUS

	Carrying amount					Fair value
December 31, 2018	Amortized cost	FVPL	FVOCI	Not classified	Total	Level 1	Level 2	Level 3
Cash and cash equivalents(1)	831,885	1,313,747	—	—	2,145,632	—	1,313,747	—
Trade accounts and other receivables	3,288,258	—	—	49,448	3,337,706	—	—	—
Accounts receivable from related parties	92,662	—	—	—	92,662	—	—	—
Derivatives—cash flow hedging instruments	—	—	—	1,492	1,492	—	1,492	—
Derivatives—not designated as hedging instruments	—	18,222	—	—	18,222	—	18,222	—
Equity investments	—	106,350	34,377	—	140,727	13,869	126,858	—
Debt securities	—	83,213	250,822	—	334,035	329,821	4,214	—
Other financial assets	144,838	—	—	107,125	251,963	—	—	—

Other current and non-current assets	144,838	207,785	285,199	108,617	746,439	—	—	—

Financial assets	4,357,643	1,521,532	285,199	158,065	6,322,439	—	—	—

						—	—	—
Accounts payable	641,271	—	—	—	641,271	—	—	—
Accounts payable to related parties	153,781	—	—	—	153,781	—	—	—
Short-term debt and short-term debt from related parties	1,394,194	—	—	—	1,394,194	—	—	—
Long-term debt and capital lease obligations	6,115,890	—	—	36,144	6,152,034	4,227,684	2,022,057	—
Derivatives—cash flow hedging instruments	—	—	—	1,125	1,125	—	1,125	—
Derivatives—not designated as hedging instruments	—	18,911	—	—	18,911	—	18,911	—
Variable payments outstanding for acquisitions	—	172,278	—	—	172,278	—	—	172,278
Noncontrolling interest subject to put provisions	—	—	—	818,871	818,871	—	—	818,871
Other financial liabilities	1,467,767	—	—	—	1,467,767	—	—	—

Other current and non-current liabilities	1,467,767	191,189	—	819,996	2,478,952	—	—	—

Financial liabilities	9,772,903	191,189	—	856,140	10,820,232	—	—	—

(1)
Highly liquid short-term investments are categorized in level 2 of the fair value hierarchy. Other cash and cash equivalents is not categorized.

Derivative and non-derivative financial instruments are categorised in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 is defined as observable inputs, such as quoted prices in active markets. Level 2 is defined as inputs other than quoted prices in active markets that are directly or indirectly observable. Level 3 is defined as unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions. Fair value information is not provided for lease liabilities and for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. Transfers between levels of the fair value hierarchy have not occurred as of March 31, 2019 and December 31, 2018. The Company accounts for possible transfers at the end of the reporting period.

Derivative financial instruments

In order to manage the risk of currency exchange rate fluctuations and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions. The Company primarily enters into foreign exchange forward contracts and interest rate swaps. Derivative contracts that do not qualify for hedge accounting are utilized for economic purposes. The Company does not use financial instruments for trading purposes. Additionally the Company purchased share options in connection with the issuance of the Convertible Bonds. Any change in the Company's share price above the conversion price would be offset by a corresponding value change in the share options.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

Non-derivative financial instruments

The significant methods and assumptions used for the classification and measurement of non-derivative financial instruments are as follows:

The Company assessed its business models and the cash flow characteristics of its financial assets. The vast majority of the non-derivative financial assets are held in order to collect the contractual cash flows. The contractual terms of the financial assets allow the conclusion that the cash flows represent payment of principle and interest only. Trade accounts and other receivables, Accounts receivable from related parties and Other financial assets are consequently measured at amortized cost.

Cash and cash equivalents are comprised of cash funds and other short-term investments. Cash funds are measured at amortized cost. Short-term investments are highly liquid and readily convertible to known amounts of cash. Short-term investments are measured at FVPL. The risk of changes in fair value is insignificant.

Equity investments are not held for trading. At initial recognition the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual strategic investments in OCI. If equity instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date.

The majority of the debt securities are held within a business model whose objective is achieving both contractual cash flows and sell the securities. The standard coupon bonds give rise on specified dates to cash flows that are solely payments of principal and interest on the outstanding principal amount. Subsequently these financial assets have been classified as FVOCI. The smaller part of debt securities do not give rise to cash flows that are solely payments of principle and interest. Consequently, these securities are measured at FVPL. In general most of the debt securities are quoted in an active market.

Long-term debt is recognized at its carrying amount. The fair values of major long-term debt are calculated on the basis of market information. Liabilities for which market quotes are available are measured using these quotes. The fair values of the other long-term debt are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

Variable payments outstanding for acquisitions are recognized at their fair value. The estimation of the individual fair values is based on the key inputs of the arrangement that determine the future contingent payment as well as the Company's expectation of these factors. The Company assesses the likelihood and timing of achieving the relevant objectives. The underlying assumptions are reviewed regularly.

Noncontrolling interests subject to put provisions are recognized at their fair value. The methodology the Company uses to estimate the fair values assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. Additionally, there are put provisions that are valued by an external valuation firm. The external valuation estimates the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. When applicable, the obligations are discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate, and the discounted cash flows as well as the implicit multiple of earnings and/or revenue at which these noncontrolling interest obligations may ultimately be settled could vary significantly from the Company's current estimates depending upon market conditions.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

Following is a roll forward of variable payments outstanding for acquisitions and noncontrolling interests subject to put provisions at March 31, 2019 and December 31, 2018:

Reconciliation from beginning to ending balance of level 3 financial instruments in € THOUS

	2019		2018
	Variable payments outstanding for acquisitions	Noncontrolling interests subject to put provisions	Variable payments outstanding for acquisitions	Noncontrolling interests subject to put provisions
Beginning balance at January 1,	172,278	818,871	205,792	830,773
Increase	83	15,997	19,051	53,731
Decrease	(3,653)	(968)	(15,734)	(50,706)
(Gain) Loss recognized in profit or loss	(34,666)	32,586	(36,327)	142,279
(Gain) Loss recognized in equity	—	(26,895)	—	(50,612)
Dividends	—	(28,287)	—	(139,742)
Foreign currency translation and other changes	1,119	20,326	(504)	33,148

Ending balance at March 31, and December 31,	135,161	831,630	172,278	818,871

14. Segment and corporate information

The Company's operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how the Company manages its businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESRD and other extracorporeal therapies.

Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue, operating income and operating income margin. The Company does not include income taxes as it believes this is outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarters' overhead charges, including accounting and finance, because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality and supply chain management as well as procurement related to production are centrally managed at Corporate. The Company's global research and development is also centrally managed at Corporate. These corporate activities do not fulfill the definition of a segment according to IFRS 8, Operating Segments. Products are transferred to the segments at cost; therefore, no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

Information pertaining to the Company's segment and Corporate activities for the three months ended March 31, 2019 and 2018 is set forth below:

Segment and corporate information

in € THOUS

	North America Segment	EMEA Segment	Asia- Pacific Segment	Latin America Segment	Total Segment	Corporate	Total
Three months ended March 31, 2019
Revenue from contracts with customers	2,826,212	635,800	411,603	160,601	4,034,216	4,168	4,038,384
Other revenue external customers	60,564	16,813	15,971	825	94,173	—	94,173

Revenue external customers	2,886,776	652,613	427,574	161,426	4,128,389	4,168	4,132,557
Inter-segment revenue	576	1	234	65	876	(876)	—

Revenue	2,887,352	652,614	427,808	161,491	4,129,265	3,292	4,132,557

Operating income	372,394	137,776	94,702	11,395	616,267	(79,717)	536,550

Interest							(107,848)

Income before income taxes							428,702
Depreciation and amortization	(228,735)	(46,973)	(22,601)	(8,363)	(306,672)	(55,704)	(362,376)
Income (loss) from equity method investees	21,362	(1,317)	(294)	282	20,033	—	20,033
Total assets	21,513,220	4,232,196	2,669,344	821,984	29,236,744	3,116,460	32,353,204
thereof investment in equity method investees	332,184	177,658	96,641	23,956	630,439	—	630,439
Additions of property, plant and equipment, intangible assets and right of use assets	188,150	47,114	13,743	14,783	263,790	73,487	337,277
Three months ended March 31, 2018
Revenue from contracts with customers	2,719,627	631,224	380,801	169,340	3,900,992	3,643	3,904,635
Other revenue external customers	54,835	4,584	10,661	914	70,994	—	70,994

Revenue external customers	2,774,462	635,808	391,462	170,254	3,971,986	3,643	3,975,629
Inter-segment revenue	400	303	187	39	929	(929)	—

Revenue	2,774,862	636,111	391,649	170,293	3,972,915	2,714	3,975,629

Operating income	362,208	108,934	74,220	14,114	559,476	(62,600)	496,876

Interest							(82,933)

Income before income taxes							413,943
Depreciation and amortization	(90,655)	(28,861)	(11,159)	(4,580)	(135,255)	(39,739)	(174,994)
Income (loss) from equity method investees	18,801	(1,334)	335	102	17,904	—	17,904
Total assets	15,408,120	3,640,775	2,081,140	694,375	21,824,410	2,332,651	24,157,061
thereof investment in equity method investees	316,916	181,938	96,961	23,915	619,730	—	619,730
Additions of property, plant and equipment and intangible assets	141,821	30,405	10,034	3,796	186,056	45,114	231,170

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

15. Supplementary cash flow information

The following additional information is provided with respect to net cash provided by (used in) investing activities:

Details for net cash provided by (used in) investing activities in € THOUS

	For the three months ended March 31,
	2019	2018
Details for acquisitions
Assets acquired	(2,082,291)	(36,062)
Liabilities assumed	190,406	2,608
Noncontrolling interests subject to put provisions	12,679	—
Noncontrolling interests	10,492	—
Non-cash consideration	6,518	2,864

Cash paid	(1,862,196)	(30,590)
Less cash acquired	42,496	252

Net cash paid for acquisitions	(1,819,700)	(30,338)

Cash paid for investments	(282)	(146,867)
Cash paid for intangible assets	(8,543)	(4,198)

Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	(1,828,525)	(181,403)

Details for divestitures
Cash received from sale of subsidiaries or other businesses, less cash disposed	6,782	—
Cash received from divestitures of securities	4,230	82
Cash received from repayment of loans	—	76

Proceeds from divestitures	11,012	158

Acquisitions of the last twelve months decreased net income (net income attributable to shareholders of FMC-AG & Co. KGaA) for the three months ended March 31, 2019 by €12,593 (excluding the costs of the acquisitions).

16. Events occurring after the balance sheet date

No significant activities have taken place subsequent to the balance sheet date March 31, 2019 that have a material impact on the key figures and earnings presented. Currently, there are no other significant changes in the Company's structure, management, legal form or personnel.

Quantitative and qualitative disclosures about market risk

The information in note 13 of the notes to consolidated financial statements (unaudited), presented elsewhere in this report is incorporated by this reference.

 Controls and procedures

The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission (the "Commission") and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company's pooling agreement entered into for the benefit of the public holders of our shares. In connection with such voluntary reporting, the Company's management, including the Chief Executive Officer and the Chief Financial Officer of the Company's General Partner, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company's disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the General Partner's Management Board, including the General Partner's Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

On March 29, 2019, the Company entered into a non-prosecution agreement with the DOJ and a separate agreement with the SEC intended to resolve fully and finally the government's claims against the Company arising from the investigations, see note 12 of the notes to the consolidated financial statements (unaudited) presented elsewhere in this Report. The Company continues to implement enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws. The Company continues to be fully committed to compliance with the Foreign Corrupt Practices Act and other applicable anti-bribery laws.

 OTHER INFORMATION

Legal and regulatory matters

The information in note 12 of the notes to consolidated financial statements (unaudited), presented elsewhere in this report is incorporated by this reference.

Exhibits

Exhibit No.
4.15	Non-Prosecution Agreement with the U.S. Department of Justice dated February 25, 2019
4.16
Corrected Order Instituting Cease-And-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, And Imposing a Cease-And-Desist Order from the U.S. Securities and Exchange Commission
31.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2
Certification of Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner and Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).
101
The following financial statements as of and for the three-months periods ended March 31, 2019 from FMC-AG & Co. KGaA's Report on Form 6-K for the month of May 2019, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) Notes to Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

  DATE: May 2, 2019

FRESENIUS MEDICAL CARE AG & Co. KGaA a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its General Partner
By:	/s/ RICE POWELL
	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
By:	/s/ MICHAEL BROSNAN
	Name:	Michael Brosnan
	Title:	Chief Financial Officer and member of the Management Board of the General Partner